EXHIBIT 2.1

SMITHFIELD FOODS, INC.

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MAPLE LEAF FOODS INC.

SHARE PURCHASE AGREEMENT

September 24, 2003

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14.5	Further Assurances	89
14.6	Counterparts	89
14.7	Facsimile Transmission	89

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THIS SHARE PURCHASE AGREEMENT is made September 24, 2003

BETWEEN:

SMITHFIELD FOODS, INC., a corporation governed by the laws of the Commonwealth of Virginia, (the “Vendor”)

- and -

MAPLE LEAF FOODS INC., a corporation governed by the laws of Canada, (the “Purchaser”).

RECITALS:

A.	The Vendor is the sole registered and beneficial owner of all of the issued and outstanding common shares and 4,827,326 exchangeable shares of Smithfield Canada Limited, a corporation governed by the laws of the Province of Ontario (“Smithfield Canada”), and all of the issued and outstanding shares of 2004171 Ontario Inc., a corporation governed by the laws of the Province of Ontario (“Holdco”).

B.	Smithfield Canada and Holdco are the registered and beneficial owners of all of the issued and outstanding shares of Schneider Corporation, a corporation governed by the laws of Ontario (the “Company”).

C.	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Vendor, all of the issued and outstanding shares of Smithfield Canada and all of the issued and outstanding shares of Holdco (collectively, the “Acquired Companies”), on the terms and conditions of this Agreement.

THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Accounts Payable and Accrued Liabilities” means the accounts payable and accrued liabilities as shown in the Financial Statements and the Closing Date Balance Sheet;

“Accounts Receivable” means the accounts receivable as shown in the Financial Statements and the Closing Date Balance Sheet;

“Acquired Companies” means Smithfield Canada and Holdco, collectively;

“Adjustments” has the meaning set forth in Section 3.1;

“Affiliate” has the meaning given in the Business Corporations Act (Ontario), as amended from time to time;

“Agreement” means this Share Purchase Agreement, including all schedules, and all instruments supplementing or amending or confirming this Agreement, and references to “Article” or “Section” mean and refer to the specified Article or Section of this Agreement;

“Appurtenances” means all privileges, rights, easements and appurtenances both at law and equity belonging to or for the benefit of Real Property, including any means of access between such Real Property and a public way, rights in respect of or for any other uses upon which the present use is dependent (such as pipelines, cables, railway sidings) and all rights existing in and to any streets, alleys, passages and other rights-of-way;

“arm’s length” means arm’s length as interpreted for the purposes of the Income Tax Act (Canada);

“Balance Sheet” means the consolidated balance sheet of the Company and the Subsidiaries as at April 27, 2003, forming part of the Financial Statements;

“Benefit Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, to which the Company or any of the Subsidiaries is a party or bound by or under which the Company or any of the Subsidiaries has, or will have, any material liability or contingent liability, relating to:

(a)	Pension Plans,

(b)	Insurance Plans, or

(c)	Compensation Plans,

with respect to any of the Employees or former employees of the Company or any of the Subsidiaries (or any dependants or beneficiaries of any such Employees or former employees), individuals working on contract with the Company or any of the Subsidiaries or other individuals providing services to it of a kind normally provided by employees or eligible dependants of such person, excluding all Statutory Plans;

“Books and Records” means all books and records of the Acquired Companies, the Company and the Subsidiaries, including all minute books, all financial, operations and sales records, books of account, sales and purchase records, all production, payroll, supplier and customer records and all documents relating to title to and the condition of the Purchased Shares and to insurance;

“Business” means the business of the Company and its Subsidiaries;

“Business Day” means any day, other than a Saturday or Sunday, on which the principal commercial banks in Toronto, Ontario are open for business during normal banking hours;

“Claims” means any claim, demand, application, action, cause of action, damage, loss, costs, liability or expense, including reasonable professional fees and all costs incurred in investigating, obtaining advice or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing” means the completion of the sale to and purchase by the Purchaser of the Purchased Shares under this Agreement;

“Closing Date” means: December 9, 2003, provided that: (i) if Competition Act Approval or HSR Approval shall not have been obtained by the date that is seven Business Days prior to such date, the Closing Date shall be the date that is seven Business Days following the date of receipt of the last of Competition Act Approval or HSR Approval, as the case may be, or such other date as the Parties may agree in writing as the date upon which the Closing shall take place but, subject to paragraph (ii) below, shall not be a date later than March 31, 2004, and (ii) the Closing Date may be extended in accordance with the provisions of Article 13;

“Closing Date Balance Sheet” means the consolidated balance sheet of the Company and the Subsidiaries as at the Closing Date, showing all of the assets and liabilities of the Company and the Subsidiaries, and shall also include a statement of the Net Working Capital as at the Closing Date and the Net Working Capital as at April 27, 2003, prepared by the Company’s auditors in accordance with generally accepted accounting principles and using consistent principles as used in the preparation of the Financial Statements (including the Balance Sheet);

“Closing Date Payment” has the meaning set forth in Section 3.3;

“Closing Time” means 12 noon Toronto, Ontario time on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

“Collective Agreements” means the collective agreements and all related documents including letters of understanding, letters of intent and other written communications with bargaining agents or unions by which the Company or any of the Subsidiaries is bound or which impose any obligations upon the Company or any of the Subsidiaries or set out the understanding of the parties with respect to the meaning of any provisions of such collective agreements, all of which are listed in Schedule 4.29;

“Company Debt” means the consolidated indebtedness of the Company and its Subsidiaries consisting of bank advances, long-term debt (including the current portion thereof) and other liabilities for money borrowed and, for greater certainty, includes bank indebtedness, debentures, loans and advances (including loans and advances from the Vendor and its Affiliates (other than the Acquired Companies, the Company and any of its Subsidiaries)), capitalized leases, interest bearing debt and other long term liabilities for money borrowed, but excludes outstanding cheques and includes the amounts advanced by the Purchaser to the Acquired Companies, the Company and its Subsidiaries to repay the Intercompany Loans in accordance with Section 3.9;

“Compensation Plans” means any and all employment benefits relating to bonus, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, share option, stock appreciation, phantom stock, vacation or vacation pay, sick pay, severance or termination pay, employee loans or separation from service benefits, or any other type of arrangement providing for material compensation or benefits additional to base pay or salary relating exclusively to the Company or any of the Subsidiaries;

“Competition Act Approval” means that the waiting period under section 123 of the Competition Act (Canada) shall have expired or been waived and advice in writing to the Purchaser from the Commissioner of Competition appointed under the Competition Act (Canada) (the “Commissioner”) or a person authorized by the Commissioner that such person is of the view that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act (Canada) in respect of the transactions contemplated by this Agreement (or words to that effect) on terms and conditions, if any, acceptable to the Purchaser and the Vendor;

“Contracts” means all existing contracts, licences (including licences of Intellectual Property), escrow agreements, leases, agreements, commitments, entitlements and engagements to which the Company or any of the Subsidiaries is a party or by which any of them is bound or under which the Company or any of the Subsidiaries has, or will have, any liability or contingent liability, and including all quotations, orders or tenders for contracts which remain open for acceptance and any manufacturer’s or supplier’s warranty, guarantee or commitment and Contracts shall include all Equipment Contracts and Real Property Leases;

“Deposit” has the meaning set forth in Section 3.2;

“Employees” means those individuals employed or retained by the Company or any of the Subsidiaries as of any particular date on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

“Employment Contract” means Contracts, whether oral or written, relating to an Employee, including any communication or practice relating to an Employee which imposes any obligation on the Company or any of the Subsidiaries;

“Encumbrances” means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, site-plan or similar agreement, easement, servitude, right-of-way, permit, reservation, watercourse, title defect, option or adverse claim or encumbrance of any kind or character whatsoever;

“Environment” means the environment or natural environment as defined in any Environmental Law and includes air, surface, water, ground water, land surface, soil, subsurface strata and sewer systems;

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions or directions having the force of law, registrations or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of the Company or any of the Subsidiaries and includes any sewer surcharge agreement;

“Environmental Audits” means the environmental site assessments and/or environmental compliance audits with respect to the Business or the Company or any of the Subsidiaries as listed on Schedule 4.26 Part (b);

“Environmental Laws” means all Laws except for Occupational Health and Safety Laws, relating in full or in part to the protection of the Environment, and Public Health and Safety, and includes those relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, Release and disposal of Hazardous Substances as they pertain to the protection of the Environment and Public Health and Safety and includes common law causes of action related to the protection of the Environment and Public Health and Safety;

“Equipment Contracts” means all motor vehicle leases, equipment leases, leases of computer hardware and computer systems, conditional sales contracts, title retention agreements and other similar agreements relating to equipment and vehicles used by the Company or any of the Subsidiaries;

“Exchangeable Shares” means the exchangeable shares in the capital of Smithfield Canada which are exchangeable at any time by the holders thereof for common shares of the Vendor on a one-for-one basis;

“Final Schedules” has the meaning set forth in Section 11.17(b);

“Final Schedules Notification” has the meaning set forth in Section 11.17(b);

“Financial Statements” means the audited consolidated financial statements of the Company and the Subsidiaries for the fiscal year ended April 27, 2003, consisting of the Balance Sheet and the statements of earnings and retained earnings and changes in financial position and all notes thereto, as reported upon by Ernst & Young LLP, Chartered Accountants, a copy of which is attached as Schedule 4.11;

“Goldman Sachs” means Goldman Sachs Credit Partners, L.P.;

“Governmental Authorities” means any government, regulatory authority, governmental department, agency, commission, board, bureau, tribunal, crown corporation, or court or other law, rule or regulation-making entity having jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

“Governmental Authorization” means all authorizations, approvals, including Environmental Approvals, orders, consents, directives, notices, licences, permits, variances, registrations or similar rights issued to or required by the Company or any of the Subsidiaries by any Governmental Authorities having jurisdiction;

“Gross Purchase Price” has the meaning set forth in Section 3.1;

“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law including livestock manure and any friable asbestos or asbestos containing materials;

“Holdco” means 2004171 Ontario Inc., a corporation governed by the laws of the Province of Ontario;

“HSR Approval” means the waiting period applicable to the consummation of the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated, and no Governmental Authority shall have applied or threatened to apply for an injunction or other order under the antitrust laws of the United States or any state thereof;

“Improvements” means all plants, buildings, structures, fixtures, erections and improvements located on, over, under or upon the Real Property including those under construction and any mechanical, electrical, plumbing, heating and air-conditioning systems relating to the Real Property;

“Income Taxes Payable” means the income taxes payable as shown in the Financial Statements and the Closing Date Balance Sheet;

“Independent Auditor” means Deloitte & Touche LLP or such other independent auditing firm as the Parties may otherwise agree;

“Information Technology” means all computer hardware, software in source code and object code form (including documentation, interfaces and development tools), websites for the Company or any of the Subsidiaries, databases, telecommunications equipment and facilities and other information technology systems owned, used or held by the Company or any of the Subsidiaries;

“Insurance Plans” means any and all employment benefits relating to disability or wage continuation during a period of absence from work (including short term disability, long term disability and workers’ compensation), hospitalization, health, medical or dental treatments or expenses, life insurance, death or survivor’s benefits and supplementary employment insurance, in each case regardless of whether or not such benefits are insured or self-insured;

“Intellectual Property” means all patents, copyrights, trade-marks, trade-names, domain name registrations, industrial designs and design patents, circuit topographies, rights to patentable inventions, trade secrets, confidential information and other intellectual property rights (including where applicable, all rights arising under applications for registration, registrations, renewals, divisions, extensions and reissues for any of the foregoing) owned, held or used by the Company or any of the Subsidiaries, including all such Intellectual Property in patterns, drawings, designs, formulae, recipes, research data, concepts, methods, procedures, processes, Information Technology or Technical Information;

“Intercompany Loans” means the indebtedness of the Acquired Companies, the Company and any of its Subsidiaries owing to the Vendor or any of its Affiliates (other than the Acquired Companies, the Company and any of its Subsidiaries);

“Interim Financial Statements” means the unaudited consolidated interim financial statements of the Company for the three-month period ending July 27, 2003, consisting of a balance sheet and the statements of earnings, retained earnings and cash flows and all notes thereto, a copy of which is attached as Schedule 4.11;

“Inventories” means the inventories as shown in the Financial Statements and the Closing Date Balance Sheet;

“Laws” means all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, tax treaties, policies, notices, directions and judgements or other requirements of any Governmental Authority having jurisdiction;

“Leased Real Property” means all premises used in or reasonably required by the Company or any of the Subsidiaries in conducting the Business and which are leased, subleased, licensed or otherwise occupied by the Company or any of the Subsidiaries and the interest of the Company and the Subsidiaries in all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way, spur tracks and other Appurtenances situate on or forming part of such premises;

“Litigation” means any suit, legal action, litigation, claim, complaint, grievance or other legal proceeding, including appeals and applications for review;

“Material Adverse Change” means any event, change or development in, or effect on, or affecting, the Business that is adverse to the Company and the Subsidiaries taken as a whole or to the current and/or future operations, assets, liabilities, capital, property, condition (financial or otherwise) or results of operation of the Company and the Subsidiaries taken as a whole, other than any event, change or development relating to (i) general, political, financial, economic, or regulatory conditions, or (ii) the Canadian pork industry or the processed consumer foods industry, where the aggregate value of such adverse change exceeds U.S.$20 million;

“Material Adverse Effect” means, as the context may require, an adverse effect on the Company and the Subsidiaries taken as a whole or on the current and/or future operations, assets, liabilities, capital, property, condition (financial or otherwise) or results of operation of the Company and the Subsidiaries taken as a whole, other than any event, change or development relating to (i) general, political, financial, economic, or regulatory conditions, or (ii) the Canadian pork industry or the processed consumer foods industry, where the aggregate value of such adverse effect exceeds U.S.$20 million;

“Material Contract” means any Contract (i) involving aggregate payments to or by, or liabilities of or owing to, the Company or any Subsidiary, in excess of $5 million, (ii) which contains a non-competition covenant or exclusivity agreement or which would otherwise prevent the Company or any of its Subsidiaries from engaging in any line of business or market, or (iii) which if terminated would reasonably be expected to have a Material Adverse Effect; and which are listed in Schedule 4.32;

“Material Intellectual Property” means (i) the trade-marks, trade-names and domain name registrations set out in Schedule 4.22; (ii) all Intellectual Property in recipes, processes and formulae relating to products sold under the Schneider brand; and (iii) all other Intellectual Property that is material to the Company and the Subsidiaries;

“Material Real Property” means the Material Owned Real Property and the Material Leased Real Property;

“Material Leased Real Property” means any Leased Real Property which premises or property has a market value of $5 million or greater;

“Material Owned Real Property” means any Owned Real Property having a market value of $5 million or greater;

“Mitchell’s Shares” has the meaning set forth in Section 3.1;

“Named Individuals” has the meaning set forth in Section 8.12;

“Net Working Capital” means:

(d)	the amount of all Accounts Receivable; plus

(e)	the amount of all Inventories; plus

(f)	the amount of Prepaid Expenses; less

(g)	the aggregate amount of all Accounts Payable and Accrued Liabilities and Income Taxes Payable; plus

(h)	the amount of all future tax assets (as presented in the Financial Statements); less

(i)	the amount of all “Future income taxes” (as presented in the Financial Statements);

“Notice” has the meaning set forth in Section 14.3;

“Notice of Acceptance of the Final Schedules” has the meaning set forth in Schedule 11.17;

“Occupational Health and Safety Laws” means all Laws relating in full or in part to the protection of employee health and safety;

“Owned Real Property” means all freehold lands currently used in or reasonably required for the Company or any of the Subsidiaries in conducting the Business which are owned or purported to be owned, in fee simple, by the Company or any of the Subsidiaries including all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way, spur tracks and other Appurtenances situate on or forming part of such lands, all of which are listed in Schedule 4.23;

“Parties” means the Vendor and the Purchaser collectively, and “Party” means any one of them;

“Pension Plans” means any and all benefits relating to retirement savings including, without limitation, pension plans, pensions or supplemental pensions, registered retirement savings plans and “registered pension plans” and “retirement compensation arrangements” (as defined in the Income Tax Act (Canada)) to which the Company or any of the Subsidiaries is a party or bound by or under which the Company or any of the Subsidiaries has, or will have, any material liability or contingent liability with respect to any of the Employees or former employees of the Company or any of the Subsidiaries (or any dependants or beneficiaries of any such Employees or former employees), individuals working on contract with the Company or any of the Subsidiaries or other individuals providing services to it of a kind normally provided by employees or eligible dependants of such person, excluding all Statutory Plans;

“Permitted Encumbrances” means the Encumbrances listed in Schedule 4.7;

“Person” means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative;

“Prepaid Expenses” means all amounts prepaid in connection with the Company or any of the Subsidiaries including, without limitation, taxes, business taxes and rents but excluding income or other taxes which are personal to the Vendor and all deposits with any public utility or any Governmental Authority, in the amounts included in “Other Current Assets” in the Financial Statements and the Closing Date Balance Sheet;

“Public Health and Safety” means the safety of human life and health and of property and the Environment, excluding the protection of employee health and safety;

“Purchase Price” has the meaning set forth in Section 3.1;

“Purchased Shares” means all of the issued and outstanding shares in the capital of Smithfield Canada and all of the issued and outstanding shares in the capital of Holdco;

“Purchaser” means Maple Leaf Foods Inc., a corporation governed by the laws of Canada;

“Real Property” means the Owned Real Property and the Leased Real Property;

“Real Property Leases” means those agreements to lease, leases, subleases or licences or other occupancy rights pursuant to which the Company or any of the Subsidiaries uses or occupies any part of the Leased Real Property, all of which are listed in Schedule 4.24;

“Release” has the meaning prescribed in applicable Environmental Law and includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, introduction, whether accidental or intentional;

“Remedial Order” means any administrative complaint, direction, order or sanction issued, filed or imposed by any Governmental Authority pursuant to any Environmental Law and includes any order requiring any investigation or remediation of any site or remediation or clean-up of any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified or eliminated;

“Subsidiaries” means the corporations and entities listed in Schedule 4.4;

“Statutory Plans” means statutory benefit plans which the Company or the Subsidiaries are required to participate in or comply with, including the Canada and Québec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” includes all taxes, duties, assessments, reassessments, imposts and levies imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, payroll, development, occupancy, employment, health, employer health, social services, education and social security or social insurance taxes, all surtaxes, all customs duties and import and export taxes and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions;

“Technical Information” means all technical knowledge owned, used or held by the Company or any of the Subsidiaries, whether proprietary or public, including:

(i)	information of a scientific, technical, financial or business nature regardless of its form;

(ii)	uniform resource locators, telephone, telecopy and e-mail addresses, and UPC consumer packaging codes; and

(iii)	documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, all formulas, recipes, processes, designs, drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, test data and information that can be used to define a design or process or procure, produce, support or operate material or equipment, methods of production and procedures;

“Technology” means Intellectual Property, Technical Information and Information Technology;

“Threshold” has the meaning set forth in Section 12.1(c);

“Union” means an organization of employees formed for purposes that include the regulation of relations between employees and employers and includes a provincial, territorial, national or international union, a certified council of unions, a designated or certified employee bargaining agency, and any organization which has been declared a union pursuant to applicable labour relations legislation, including an employee association that bargains collectively on behalf of Employees;

“Union Plans” means Benefit Plans which are or are required to be established and maintained pursuant to a Collective Agreement and which are not maintained or administered by the Company, any of the Subsidiaries or any of their Affiliates;

“Vendor” means Smithfield Foods, Inc., a corporation governed by the laws of the Commonwealth of Virginia;

“Vendor’s Schedules” has the meaning set forth in Section 11.17(a); and

“Voting Trust Agreement” means the voting, support and exchange trust agreement between, the Vendor, Smithfield Canada and CIBC Mellon Trust Company, as trustee, made as of November 10, 1998 relating to the Exchangeable Shares, as supplemented September 7, 2001.

1.2 Certain Rules of Interpretation

In this Agreement:

(a)	Time - time is of the essence in the performance of the Parties’ respective obligations;

(b)	Currency - unless otherwise specified, all references to money amounts are to Canadian currency;

(c)	Headings - descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d)	Singular, etc. - use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e)	Consent - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

(f)	Calculation of Time - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day;

(g)	Business Day - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following such day;

(h)	Inclusion - where the words “including” or “includes” appear in this Agreement, they mean “including (or includes) without limitation”;

(i)	No Strict Construction - the language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party;

(j)	Severability - if, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances; and

(k)	Statutory references - a reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

1.3 Knowledge

(a)	Any reference to the knowledge of the Purchaser shall mean the actual knowledge, information and belief of the Chief Executive Officer and Chief Financial Officer of the Purchaser after reviewing relevant records in their possession.

(b)	As of the date of this Agreement, any reference to the knowledge of the Vendor shall mean the actual knowledge, information and belief of the Chief Executive Officer and Chief Financial Officer of each of (i) the Vendor without reviewing any records and (ii) the Company after reviewing relevant records in their possession to which they have convenient access.

(c)	After the date of this Agreement, any reference to the knowledge of the Vendor shall mean the actual knowledge, information and belief of the Chief Executive Officer and Chief Financial Officer of each of (i) the Vendor and (ii) the Company, in each case after making due inquiries regarding the relevant matter of the relevant officers and Employees.

(d)	Any representation and warranty with respect to a Subsidiary which is not a wholly-owned Subsidiary shall be deemed to be a representation and warranty to the knowledge of the Vendor and no documentation of such non wholly-owned Subsidiary is required to be referred to in any schedule or to be provided to the Purchaser unless such documentation is in the possession of the Company, provided that the provisions of this Section 1.3(d) shall not apply to Sections 4.3, 4.4, 4.6 and 4.14. For purposes of this Section 1.3(d), Smithfield Canada and all wholly-owned subsidiaries of Smithfield Canada, including the Company and its Subsidiaries, shall be deemed to be wholly-owned by the Vendor.

1.4 Entire Agreement

This Agreement together with the agreements and other documents to be delivered in connection with this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, except for any document delivered pursuant to this Agreement and the confidentiality agreement between the Vendor and the Purchaser dated August 12, 2003, which will remain in full force and effect until the Closing Date. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.5 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario and shall be treated, in all respects, as an Ontario contract.

1.6 Accounting Principles

All references to generally accepted accounting principles, or to “GAAP”, mean to principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.7 Best Efforts

References to “best efforts” in this Agreement shall not include an obligation to make a change to the business of the Purchaser, the Vendor, the Company, or any of their Affiliates, other than pursuant to a pre-existing agreement.

1.8 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

Schedule 3.10	Allocation of Purchase Price

Schedule 4.4	Subsidiaries, Joint Venture Interests, Partnership Interests, etc.

Schedule 4.6	Capitalization

Schedule 4.7	Permitted Encumbrances

Schedule 4.9	Conflicts

Schedule 4.10	Regulatory Approvals

Schedule 4.11	Financial Statements and Interim Financial Statements

Schedule 4.12	Undisclosed Liabilities

Schedule 4.13	Changes and Unusual Transactions

Schedule 4.14	Non Arm’s Length Transactions

Schedule 4.21	Restrictive Covenants

Schedule 4.22	Technology

Schedule 4.23	Owned Real Property

Schedule 4.24	Leased Real Property

Schedule 4.26	Environmental Matters

Schedule 4.27	Employment Matters

Schedule 4.28	Key Employment Contracts

Schedule 4.29	Collective Agreements

Schedule 4.30	Pension and Benefit Plans

Schedule 4.31	Insurance

Schedule 4.32	Material Contracts

Schedule 4.34	Litigation

Schedule 4.35	Tax Matters

Schedule 4.37	Third Party Consents

Schedule 5.3	Capitalization of Acquired Companies

Schedule 5.4	Right to Sell

Schedule 5.6	Assets of Acquired Companies

Schedule 5.7	Exchangeable Shares

Schedule 5.9	Acquired Companies’ Conflicts

Schedule 5.10	Acquired Companies’ Regulatory Approvals

Schedule 5.11	Acquired Companies’ Litigation

Schedule 5.14	Factual Matters

Schedule 6.3	Purchaser Conflicts

Schedule 8.4	Opinion of Vendor’s Counsel

Schedule 8.7	Non-Competition Agreement

Schedule 8.12	Form of Mutual Release

Schedule 9.4	Opinion of Purchaser’s Counsel

ARTICLE 2

PURCHASE AND SALE

2.1 Action by Vendor and Purchaser

Subject to the provisions of this Agreement, at the Closing Time:

(a)	Shares of Smithfield Canada - the Vendor or its subsidiaries shall own all of the issued and outstanding shares in the capital of Smithfield Canada;

(b)	Purchase and Sale of Purchased Shares - immediately following the implementation of the transactions described in Section 3.9, the Vendor shall sell and the Purchaser shall purchase the Purchased Shares for the Purchase Price;

(c)	Payment of Purchase Price - the Purchaser shall satisfy the Purchase Price for the account of the Vendor as provided in Section 3.3;

(d)	Transfer and Delivery of the Purchased Shares - the Vendor shall transfer and deliver to the Purchaser (i) title to the Purchased Shares free and clear of all Encumbrances and (ii) share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause each of the Acquired Companies to enter the Purchaser or its nominee(s) upon the books of the Acquired Companies as the holder of the Purchased Shares and to issue one or more share certificates to the Purchaser or its nominee(s) representing the Purchased Shares; and

(e)	Other Documents - the Vendor and Purchaser shall deliver such other documents as may be necessary to complete the transactions provided for in this Agreement.

2.2 Place of Closing

The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP located at Suite 6600, 1 First Canadian Place, Toronto, Ontario, or at such other place as may be agreed upon by the Vendor and the Purchaser.

2.3 Tender

Any tender of documents or money under this Agreement may be made upon the Parties or their respective counsel and money may be tendered by wire transfer of immediately available funds to an account specified by that Party.

ARTICLE 3

PURCHASE PRICE

3.1 Purchase Price

The amount payable by the Purchaser for the Purchased Shares (the “Purchase Price”) shall be U.S.$378 million, converted to Canadian dollars at the noon rate of exchange on the Business Day prior to the Closing Date, as reported by the Bank of Canada for the conversion of U.S.

dollars into Canadian dollars, less $5 million (the “Gross Purchase Price”), subject to the following adjustments (the “Adjustments”):

(a)	plus the amount of cash and cash equivalents on the Closing Date Balance Sheet;

(b)	less the amount of Company Debt as shown on the Closing Date Balance Sheet;

(c)	plus the amount, if any, by which the Net Working Capital as at the Closing Date exceeds the Net Working Capital as at April 27, 2003;

(d)	less the amount, if any, by which the Net Working Capital as at April 27, 2003 exceeds the Net Working Capital as at the Closing Date;

(e)	less the amount, if any, to be paid by the Company or a Subsidiary to fund the acquisition of any shares of Mitchell’s Gourmet Foods Inc. (the “Mitchell’s Shares”) (i) put to the Company or a Subsidiary, as applicable, prior to the date of this Agreement, and (ii) for which payment will be made by the Company or a Subsidiary, as applicable, on or after the Closing Date; and

(f)	plus the amount, if any, paid by the Company or a Subsidiary to fund the acquisition of any Mitchell’s Shares (i) put to the Company or a Subsidiary, as applicable, on or after the date of this Agreement, and (ii) for which payment was made by the Company or a Subsidiary, as applicable, prior to the Closing Date.

3.2 Deposit

(a)

The Purchaser shall deliver to the Vendor’s solicitors concurrently with the execution of this Agreement a deposit in the amount of $10 million (the “Deposit”). Such Deposit shall be held in an interest bearing account with a Schedule I Canadian chartered bank or invested in certificates of deposit issued by such bank with maturity dates not exceeding seven days prior to the Closing Date. The Purchaser may, at its option, satisfy the payment of the Deposit by delivering to the Vendor an irrevocable letter of credit issued and addressed to the Vendor equal to the amount of the Deposit. Such letter of credit shall be on terms satisfactory to the Purchaser and the Vendor, acting reasonably, and shall provide that it may be drawn upon by the presentation of a certificate executed by an officer of the Vendor and a certificate executed by an officer of the Purchaser stating that the Vendor is entitled to draw on the letter of credit pursuant to the terms of this Agreement. If either certificate is not provided, then the Vendor may direct the issuer of the letter of credit to pay the monies into court. At Closing, and in the absence of a letter of credit, the Deposit plus all accrued interest on the Deposit shall be applied in satisfaction of an equivalent amount of the Purchase Price.

(b)	If the Closing does not occur because of the non-fulfilment of the condition precedent set out in Section 10.1, and the Vendor is in material compliance with its obligations under Section 11.4, the full amount of the Deposit plus all accrued interest net of any withholding tax, shall become the property of and be retained by the Vendor.

(c)	If the Closing does not occur for any reason other than as set out in Section 3.2(b), the full amount of the Deposit plus all accrued interest shall be returned forthwith by the Vendor or its solicitors to the Purchaser or the Vendor shall authorize the release of the letter of credit equal to the amount of the Deposit.

(d)	Except where the Deposit and accrued interest on the Deposit is paid to the Vendor pursuant to Section 3.2(b), any accrued interest on the Deposit shall belong to the Purchaser and be included in its income for tax purposes.

3.3 Satisfaction of Purchase Price

At the Closing Time, the Purchaser shall satisfy the Purchase Price as follows:

(a)	by the release of the Deposit and any accrued interest on the Deposit to the Vendor; and

(b)	subject to the provisions of Section 3.4, by payment to the Vendor of an amount determined as follows:

(i)	the Gross Purchase Price;

(ii)	less $129,300,000, being an estimate of the Adjustments in Sections 3.1(a), (b), (c) and (d) (assuming Net Working Capital on the Closing Date is the same as the Net Working Capital on April 27, 2003) based on the Financial Statements;

(iii)	less any amount required by Section 3.1(e);

(iv)	plus any amount required by Section 3.1(f); and

(v)	less the aggregate of the Deposit and all accrued interest on the Deposit released to the Vendor.

The aggregate of the amounts released in (a) and paid in (b) shall constitute the “Closing Date Payment”, which Closing Date Payment shall be made by wire transfer to the Vendor.

3.4 Section 116 Requirements

(a)

A certificate issued by the Canada Customs and Revenue Agency (“CCRA”) pursuant to section 116 of the Income Tax Act (Canada) (a “Section 116 Certificate”) having a certificate limit equal to or greater than the Purchase Price allocable to the Purchased Shares of Smithfield Canada (an “Acceptable Smithfield Canada Section 116 Certificate”) shall be provided by the Vendor to the Purchaser at or before the Closing Time in connection with the disposition of the Purchased Shares of Smithfield Canada by the Vendor to the Purchaser. If an Acceptable Smithfield Canada Section 116 Certificate is not provided by the Vendor to the Purchaser on or before the Closing Date, the Purchaser shall withhold from the Purchase Price allocable to the Purchased Shares of Smithfield Canada an amount equal to 25% of such Purchase Price (the “Smithfield Canada Withheld Amount”). If the Vendor has not provided the Purchaser with a copy of a letter, satisfactory to the Purchaser as to content, acting reasonably, confirming receipt of a section 116 application and advising that the CCRA will not enforce the remittance of funds as required by subsection 116(5) (“CCRA Letter”) in relation to the disposition of the Purchased Shares of Smithfield Canada, or an Acceptable Smithfield Canada Section 116 Certificate has not been provided by the Vendor to the Purchaser, on or before the day that is two (2) days before the day that the Smithfield Canada Withheld Amount is otherwise required to be remitted to the CCRA by subsection 116(5) of the Income Tax Act (Canada), the Purchaser shall remit the Smithfield Canada Withheld Amount to the CCRA and shall furnish the Vendor with confirmation from the CCRA that such remittance has been made. If a CCRA Letter is issued and subsequently the CCRA requests remittance of the Smithfield Canada Withheld Amount from the Vendor, the Vendor shall forthwith remit the Smithfield Canada Withheld Amount to the CCRA. Any amount withheld by the Purchaser and remitted to the CCRA pursuant to this provision shall be deemed to have been paid by the Purchaser to the Vendor on account of the Purchase Price allocable to the Purchased Shares of Smithfield Canada.

(b)	If the Purchaser withholds the Smithfield Canada Withheld Amount pursuant to Section 3.4(a), the Purchaser shall invest, on behalf of the Vendor, the Smithfield Canada Withheld Amount in one or more investments the interest on which is not subject to tax under Part XIII of the Income Tax Act (Canada) from the Closing Date until the earlier of: (A) the date on which the Smithfield Canada Withheld Amount is delivered to the Vendor; or (B) the date on which the Smithfield Canada Withheld Amount is remitted to the CCRA. If the Vendor delivers an Acceptable Smithfield Canada Section 116 Certificate to the Purchaser prior to the remittance of the Smithfield Canada Withheld Amount to the CCRA, Purchaser shall release the Smithfield Canada Withheld Amount to the Vendor with all interest accrued thereon to the date of such delivery. If the Purchaser remits the Smithfield Canada Withheld Amount to the CCRA in accordance with Section 3.4(a), it shall pay to the Vendor the interest accrued thereon to the date of such remittance.

(c)	A Section 116 Certificate issued by the CCRA having a certificate limit equal to or greater than the Purchase Price allocable to the Purchased Shares of Holdco (an “Acceptable Holdco Section 116 Certificate”) shall be provided by the Vendor to the Purchaser at or before the Closing Time in connection with the disposition of the Purchased Shares of Holdco by the Vendor to the Purchaser. If an Acceptable Holdco Section 116 Certificate is not provided by the Vendor to the Purchaser on or before the Closing Date, the Purchaser shall withhold from the Purchase Price allocable to the Purchased Shares of Holdco an amount equal to 25% of such Purchase Price (the “Holdco Withheld Amount”). If the Vendor has not provided the Purchaser with a copy of a letter, satisfactory to the Purchaser as to content, acting reasonably, confirming receipt of a section 116 application and advising that the CCRA will not enforce the remittance of funds as required by subsection 116(5) (“CCRA Letter”) in relation to the disposition of the Purchased Shares of Holdco, or an Acceptable Holdco Section 116 Certificate has not been provided by the Vendor to the Purchaser, on or before the day that is two (2) days before the day that the Holdco Withheld Amount is otherwise required to be remitted to the CCRA by subsection 116(5) of the Income Tax Act (Canada), the Purchaser shall remit the Holdco Withheld Amount to the CCRA and shall furnish the Vendor with confirmation from the CCRA that such remittance has been made. If a CCRA Letter is issued and subsequently the CCRA requests remittance of the Holdco Withheld Amount from the Vendor, the Vendor shall forthwith remit the Holdco Withheld Amount to the CCRA. Any amount withheld by the Purchaser and remitted to the CCRA pursuant to this provision shall be deemed to have been paid by the Purchaser to the Vendor on account of the Purchase Price allocable to the Purchased Shares of Holdco.

(d)

If the Purchaser withholds the Holdco Withheld Amount pursuant to Section 3.4(c), the Purchaser shall invest, on behalf of the Vendor, the Holdco Withheld Amount in one or more investments the interest on which is not subject to tax under Part XIII of the Income Tax Act (Canada) from the Closing Date until the earlier of: (A) the date on which the Holdco Withheld Amount is delivered to the Vendor; or (B) the date on which the Holdco Withheld Amount is remitted to the

CCRA. If the Vendor delivers an Acceptable Holdco Section 116 Certificate to the Purchaser prior to the remittance of the Holdco Withheld Amount to the CCRA, the Purchaser shall release the Holdco Withheld Amount to Vendor with all interest accrued thereon to the date of such delivery. If the Purchaser remits the Holdco Withheld Amount to the CCRA in accordance with Section 3.4(c), it shall pay to the Vendor the interest accrued thereon to the date of such remittance.

(e)	The Vendor covenants and agrees with the Purchaser to indemnify and save harmless the Purchaser from and against all Claims which the Purchaser may suffer or incur, directly or indirectly, as a result of relying on a CCRA Letter to not remit either or both of the Smithfield Canada Withheld Amount and the Holdco Withheld Amount to the CCRA within the time otherwise required for the remittance of such amounts under subsection 116(5) of the Income Tax Act (Canada).

3.5 Delivery of Closing Date Balance Sheet

As soon as reasonably practicable after the Closing Date and in any event not later than 60 days thereafter, the Purchaser shall prepare and deliver to the Vendor the Closing Date Balance Sheet. A draft of the Closing Date Balance Sheet shall be provided to the Vendor and its auditors for review and discussion as soon as it is available and in any event no later than 45 days after the Closing Date. The Parties shall cooperate fully in the preparation of the Closing Date Balance Sheet. If the Vendor does not object to any item on the Closing Date Balance Sheet, the Vendor and the Purchaser shall countersign the Closing Date Balance Sheet which shall then be final and binding on the Vendor and the Purchaser and shall constitute the Closing Date Balance Sheet for all purposes of this Agreement.

3.6 Purchase Price Adjustment

Subject to Section 3.7, within ten days after delivery by the Purchaser to the Vendor of the Closing Date Balance Sheet, if the Purchase Price exceeds the Closing Date Payment, the Purchaser shall pay to the Vendor, subject to the provisions of Section 3.4, mutadis mutandis, the amount of the excess and if the Purchase Price is less than the Closing Date Payment then the Vendor shall pay to the Purchaser the amount of the difference.

3.7 Objection to Closing Date Balance Sheet

(a)	Delivery of Objection Notice - In the event that the Vendor objects in good faith to any item of the Closing Date Balance Sheet, the Vendor shall so advise the Purchaser by delivery to the Purchaser of a written notice (the “Objection Notice”) within 30 days after the delivery to the Vendor of the Closing Date Balance Sheet. The Objection Notice shall set out the reasons for the Vendor’s objection as well as the amount in dispute and reasonable details of the calculation of such amount.

(b)	Resolution of Disputes - The Purchaser shall, and shall cause the Company’s auditors to give the Vendor and its auditors sufficient access to the Books and Records and working papers of the Company and its auditors used in the preparation of the Closing Date Balance Sheet and shall provide such additional information concerning such Books and Records and working papers to enable the Vendor to exercise its rights under this Section. The Purchaser and the Vendor shall attempt to resolve all of the items in dispute set out in any Objection Notice within 30 days of receipt of the Objection Notice by the Purchaser and the Purchaser shall instruct the Company’s auditors to assist in that resolution. If all of the items in dispute are resolved during such 30 day period, the Vendor and the Purchaser shall countersign the Closing Date Balance Sheet incorporating the agreed changes (if any) which shall then be final and binding on the Vendor and the Purchaser and shall constitute the Closing Date Balance Sheet for all purposes of this Agreement. Any items in dispute not resolved within such 30 day period may be referred by the Purchaser or the Vendor to the Independent Auditor. The Independent Auditor shall act as expert and not as arbitrator and shall be required to determine the items in dispute that have been referred to it as soon as reasonably practicable but in any event not later than 30 days after the date of referral of the dispute to it. In making its determination, the Independent Auditor will only consider the issues in dispute (including calculation and interpretation errors and fraud). The Purchaser and the Vendor shall provide or make available, and shall cause the Company’s auditors to provide or make available, all documents and information as are reasonably required by the Independent Auditor to make its determination. The determination of the Independent Auditor shall be final and binding on the Parties and the Closing Date Balance Sheet shall be (or not be) adjusted in accordance with such determination.

(c)	Audit Expenses - The fees and expenses of the Independent Auditor in acting in accordance with this Article 3 shall be shared equally by the Purchaser and the Vendor, unless the Independent Auditor determines otherwise.

(d)	Payment in Accordance with Determination - Within five days after resolution, by agreement of the Parties, of the dispute which was the subject of the Objection Notice or, failing such resolution, within five days after the final determination of the Independent Auditor, the Vendor or the Purchaser, as the case may be, shall pay to the other, subject to the provisions of Section 3.4, mutadis mutandis, the amount owing as a result of such resolution or final determination.

3.8 Interest

All amounts paid as adjustments to the Purchase Price under Sections 3.6 and 3.7 shall be paid together with interest thereon calculated monthly from the Closing Date to the date of payment, at the rate per annum equal to the rate quoted by The Toronto-Dominion Bank on the Closing Date as the reference rate of interest it uses for determining interest rates on U.S. dollar commercial loans in Canada and designated as such bank’s prime rate, net of any applicable withholding on account of Taxes.

3.9 Intercompany Loans

Immediately prior to Closing, the Purchaser shall advance to the Acquired Companies, the Company and its Subsidiaries, as directed by the Vendor, an amount equal to the principal and accrued interest owing on account of the Intercompany Loans and the Vendor shall cause the Acquired Companies, the Company and the Subsidiaries to repay such Intercompany Loans including accrued interest to the Vendor or its Affiliates other than the Acquired Companies, the Company and its Subsidiaries and to make any applicable withholding on account of Taxes.

3.10 Allocation of Purchase Price

The Purchase Price shall be allocated among the Purchased Shares in accordance with the provisions of Schedule 3.10. Each of the Vendor and the Purchaser shall report the purchase and sale of the Purchased Shares in any Tax Returns in accordance with the provisions of Schedule 3.10.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

REGARDING THE COMPANY AND ITS SUBSIDIARIES

Subject to Section 11.17, the Vendor represents and warrants to the Purchaser, the matters set out below:

4.1 Incorporation and Corporate Power of Company

The Company is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted.

4.2 Registration of Company

The Company has made all filings and registrations under all Laws and is duly qualified as a corporation to carry on business, and is in good standing, in each jurisdiction in which the nature of its business or the location of the property owned or leased by the Company makes such qualification necessary except where such failure to make any filings and registrations or to be qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

4.3 Incorporation, Corporate Power and Registration of Subsidiaries

Each of the Subsidiaries is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted. Neither the nature of its business nor the location of the property owned or leased by any of the Subsidiaries requires it to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation in any jurisdiction other than jurisdictions where the relevant Subsidiary is duly registered, licensed or otherwise qualified for such purpose and other than jurisdictions where the failure to be so registered, licensed or otherwise qualified would not reasonably be expected to have a Material Adverse Effect.

4.4 Subsidiaries, Joint Venture Interests, Partnership Interests, etc.

Listed in Schedule 4.4 are all the Subsidiaries and any interests of the Company or of any of the Subsidiaries as a partner, beneficiary, trustee, co-tenant, joint-venturer or otherwise as a participant in any partnership, trust, joint venture, co-tenancy or similar jointly owned business undertaking. Except as disclosed in Schedule 4.4, the Company is the sole registered and beneficial owner of all of the issued and outstanding shares in the capital (or other equity interest) of each of the Subsidiaries and each other entity listed in Schedule 4.4, free and clear of all Encumbrances other than Permitted Encumbrances. Other than as set forth in Schedule 4.4, the Company does not own, or have any interest in any shares or have an ownership interest in any other Person.

4.5 [Intentionally Deleted]

4.6 Capitalization

The authorized and issued share capital of the Company and each of the Subsidiaries is as set forth in Schedule 4.6. All of the shares in the Company and each of the Subsidiaries have been duly and validly issued and are outstanding as fully paid and non-assessable shares. No options, warrants or other rights to purchase shares or other securities of the Company or of any of the Subsidiaries, and no securities or obligations convertible into or exchangeable for shares or other securities of the Company or any of the Subsidiaries, have been authorized or agreed to be issued or are outstanding, other than as set forth in Schedule 4.28.

4.7 Title to Assets

Except as identified elsewhere in this Agreement or as set forth in Schedule 4.7, each of the Company and the Subsidiaries is the sole legal and beneficial and (where its interests are registrable) the sole registered owner of all of its material assets and interests in its material assets, real and personal, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any material licence (of occupation or otherwise) of or in respect of any such material assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of such material assets other than pursuant to the provisions of, or as disclosed in, this Agreement or pursuant to purchase orders for inventory accepted by the Company or any of the Subsidiaries in the ordinary course of business.

4.8 Due Authorization and Enforceability of Obligations

The Vendor has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly authorized by all necessary corporate action on the part of the Vendor. This Agreement constitutes and each other agreement to be executed or delivered by the Vendor at the Closing will constitute a valid and binding obligation of the Vendor enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

4.9 Absence of Conflicting Agreements

Except as set forth in Schedule 4.9 and the requirement for Competition Act Approval and HSR Approval, none of the Company or any of the Subsidiaries is a party to, bound or affected by or subject to any:

(a)	Material Contract;

(b)	charter or by-law; or

(c)	Laws or Governmental Authorizations;

that would be violated, contravened or breached by, or under which any default would occur, or under which a right of acceleration or termination or obligation to make payment or repayment would arise, or an Encumbrance would be created, in each case whether with or without notice or the passage of time, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement, and which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

4.10 Regulatory Approvals

Except as set forth in Schedule 4.10, no approval, order, consent of or filing with any Governmental Authority is required, other than Competition Act Approval and HSR Approval, on the part of the Vendor, the Company or any of the Subsidiaries, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Vendor’s obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

4.11 Financial Statements and Interim Financial Statements

(a)	The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with that of the preceding period and present fairly in all material respects:

(i)	all of the assets, liabilities and financial position of the Company and the Subsidiaries on a consolidated basis as at April 27, 2003; and

(ii)	the sales, earnings, results of operation and changes in financial position of the Company and the Subsidiaries on a consolidated basis for the year ended April 27, 2003.

(b)	The Interim Financial Statements have been prepared on a basis consistent with those of the preceding interim periods and present fairly in all material respects all of the assets, liabilities and financial position of the Company as at July 27, 2003 and the sales, earnings, retained earnings and statement of cash flows of the Company for the three-month period ended July 27, 2003.

4.12 Absence of Undisclosed Liabilities

None of the Company or any of the Subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), which continue to be outstanding, except (a) as disclosed in the Financial Statements or the Interim Financial Statements, (b) as disclosed on Schedule 4.12, or (c) as incurred in the ordinary course of business and which are not individually or in the aggregate reasonably expected to have a Material Adverse Effect.

4.13 Absence of Changes and Unusual Transactions

Except as set forth in Schedule, 4.13, since April 27, 2003:

(a)	there has not been any material change in the financial condition or operations of the Company or any of the Subsidiaries other than changes in the ordinary course of business, none of which individually or in the aggregate, has had a Material Adverse Effect;

(b)	there has not been any damage, destruction, loss, labour dispute, or other event, development or condition that has had a Material Adverse Effect;

(c)	none of the Company or any of the Subsidiaries has transferred, assigned, sold or otherwise disposed of any of the material assets shown or reflected in the Balance Sheet or cancelled any material debts or entitlements or released or relinquished any material contractual rights, except, in each case, in the ordinary course of business;

(d)	none of the Company or any of the Subsidiaries has granted any bonuses, whether monetary or otherwise, or made any general wage or salary increases in respect of its Employees, other than as provided for in the Collective Agreements, or changed the terms of employment for any Employee, instituted, cancelled or modified any Benefit Plan, or increased any benefits payable thereunder, except in the ordinary course of business and consistent with past practice;

(e)	none of the Company or any of the Subsidiaries has agreed or committed to guarantee the payment of indebtedness of a third party, other than to guarantee a Subsidiary’s indebtedness in the ordinary course of business;

(f)	none of the Company or any of the Subsidiaries, directly or indirectly, has declared or paid any dividends or made any other payments or distributions in respect of any of its shares and has not, directly or indirectly, purchased or otherwise acquired any of its shares; and

(g)	none of the Company or any of the Subsidiaries has authorized, agreed or otherwise become committed to do any of the foregoing.

4.14 Non-Arm’s Length Transactions

Other than as disclosed in Schedule 4.14, to the knowledge of the Vendor, no director or officer, former director or officer, shareholder or Employee of, or any other Person not dealing at arm’s length with, the Company, any Subsidiary, the Vendor or any of its other Affiliates, is engaged in any transaction or arrangement with or is a party to a Contract with, or has any indebtedness, liability or obligation owing by or to, the Company or any of the Subsidiaries except for (i) employment arrangements with Employees and (ii) the Intercompany Loans which are listed and described in Schedule 4.14, provided that this Section 4.14 shall not be qualified as to the knowledge of the Vendor with respect to transactions, arrangements, Contracts or indebtedness between the Vendor and its Affiliates (other than the Acquired Companies, the Company and its Subsidiaries) and the Acquired Companies, the Company and its Subsidiaries.

4.15 Major Suppliers and Customers

To the knowledge of the Vendor (without having made any inquiries), no material supplier or customer has any intention at the date of this Agreement of changing its relationship or the terms upon which it conducts business with the Company or any of its Subsidiaries.

4.16 Sufficiency of Assets

To the knowledge of the Vendor, the assets of the Company and the Subsidiaries, whether owned or leased, are sufficient for the continued conduct of the Company’s and the Subsidiaries’ businesses after the Closing in the manner as conducted prior to the Closing.

4.17 Condition of Fixed Assets

To the knowledge of the Vendor, the material fixed assets of the Company and its Subsidiaries, whether owned or leased, are in good condition, repair and (where applicable) proper working order, having regard to their use and age, reasonable wear and tear excepted, and such assets have been properly and regularly maintained.

4.18 Government Grants

To the knowledge of the Vendor, other than any government grants which are shown as liabilities on the Financial Statements, there are no government grants which will require any payment or repayment to be made by the Purchaser, nor will they create any financial obligation on the part of the Purchaser.

4.19 Business in Compliance with Law

The operations of the Company and the Subsidiaries have been and are now conducted in compliance in all material respects with all Laws of each jurisdiction in which the Company and the Subsidiaries carry on or have carried on business and none of the Company or any of the Subsidiaries have received any notice of any alleged violation of any such Laws except for violations which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

4.20 Governmental Authorizations

The Governmental Authorizations are in full force and effect in accordance with their terms, and there have been no material violations of any Governmental Authorizations and to the knowledge of the Vendor no proceedings are pending which could result in their revocation or limitation except for Governmental Authorizations the absence or violation of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.21 Restrictive Covenants

Except as set forth in Schedule 4.21, none of the Company or any of the Subsidiaries is a party to or bound or affected by any agreement, arrangement, undertaking or other understanding (whether written or oral) materially limiting the freedom of the Company or any of the Subsidiaries to compete in any line of business or any geographic area, acquire goods or services, sell goods or services to any customer or potential customer or transfer or move any of its assets or operations.

4.22 Technology

(a)	Ownership – Except as set forth in Schedule 4.22, to the knowledge of the Vendor, the Company or a Subsidiary is the sole legal and beneficial owner of all rights in the Material Intellectual Property.

(b)	Registered Rights – Except as set forth in Schedule 4.22, all necessary steps have been taken to register the trade-marks, trade-names and domain name registrations set out in Schedule 4.22 and to maintain such registrations and applications in good standing, and all such registrations are in full force and effect.

(c)	Contracts and Encumbrances – All Contracts and Encumbrances relating to any of the Material Intellectual Property are in full force and effect and no default exists on the part of the Company or any of the Subsidiaries or, to the knowledge of the Vendor, on the part of the other parties thereto.

(d)	Licences –

(i)	Each of the Company and the Subsidiaries is using or holding the Material Intellectual Property which it does not own as identified in Schedule 4.22, with the consent of or a licence from the owner of such Material Intellectual Property and such consents are in full force and effect and the Company and the Subsidiaries, as applicable, have fully complied with all conditions relating to such consents, and, to the knowledge of the Vendor, no such consent will be withdrawn or terminated on the part of any of the parties thereto as a result of the sale of shares contemplated by this Agreement. All ongoing or future payment obligations in excess of $500,000 pursuant to such consents are disclosed in Schedule 4.22.

(ii)	neither the Company nor any of its Subsidiaries, that own any trade-marks that include the word “Schneider” or a variation thereof, have permitted or acquiesced in the use of such trade-marks including as or in trade names or domain names, by any other Person, including any Affiliate except pursuant to a license agreement granted by or under the authority of the Company or such Subsidiary under which it has the right to control the character or quality of the licensee’s goods or services, and the licensees (including any Affiliates), have fully complied with the terms of such licence agreements.

(e)	Validity – Except as disclosed in Schedule 4.22, to the knowledge of the Vendor:

(i)	the Material Intellectual Property has not been used or enforced or failed to be used or enforced in a manner that would adversely affect its distinctiveness, validity, ownership or enforceability; and

(ii)	no trade secret or confidential information of the Company or any of the Subsidiaries which comprise Material Intellectual Property has been published or disclosed, except to Persons under a contractual obligation of confidentiality to the Company or the Subsidiaries, as applicable. The Company or the Subsidiaries have taken reasonable steps, in accordance with sound industry practices, to protect the confidentiality of such trade secrets and other confidential information.

(f)	Infringements by Others – Except as disclosed in Schedule 4.22:

(i)	there are no existing Claims by the Company or any of the Subsidiaries relating to breaches, violations, infringements or interferences with any of the Material Intellectual Property by any other Person, and neither the Company nor any Subsidiary has settled any past Claim on terms permitting any other Person to use any Material Intellectual Property; and

(ii)	none of the Company or any of the Subsidiaries has any knowledge that any other Person is using any of the Material Intellectual Property so as to breach, violate, infringe or interfere with the rights of the Company or any of the Subsidiaries in any Material Intellectual Property.

(g)	Infringements by the Company or any of the Subsidiaries - Except as disclosed in Schedule 4.22, to the knowledge of the Vendor, the carrying on of the Business and the use, possession, reproduction, distribution, sale, licensing, sublicensing or other dealings involving any of the material Technology does not breach, violate, infringe or interfere with any intellectual property or similar proprietary rights of any other Person.

(h)	Information Technology – To the knowledge of the Vendor, the material Information Technology:

(i)	is suitable in all material respects for the purposes for which it is being used and is proposed to be used for the current fiscal year based on the plans and forecasts of the Company and the Subsidiaries including their forecasted growth;

(ii)	is complete in all material respects and no other material computer hardware, software, system or other information technology is needed in order to carry on the Company’s business and the business of each Subsidiary;

(iii)	is free from material defects or deficiencies;

(iv)	does not require a material upgrade or replacement within the current fiscal year; and

(v)	does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used without authority to access, modify, delete or damage any of the Information Technology, that would have a Material Adverse Effect.

4.23 Owned Real Property

Schedule 4.23 sets forth a complete list of the Owned Real Property by reference to the owner and municipal address.

4.24 Leased Real Property

(a)	Schedule 4.24 sets forth a complete list of the Leased Real Property by reference to municipal address.

(b)

Except as set forth in Schedule 4.24, the Real Property Leases relating to the Material Leased Real Property have not been altered or amended and are in full force and effect. There are no agreements or understandings between the landlord and tenant, or sublandlord and subtenant, or other relevant parties, other than as contained in the Real Property Leases relating to the Material Leased Real Property, relating to the rights and obligations of the parties thereto or relating to the use and occupation of the Material Leased Real Property.

(c)	To the knowledge of the Vendor, none of the landlords, sublandlords, tenants, subtenants or other relevant parties under any of the Real Property Leases relating to the Material Leased Real Property is in material default in meeting any of its obligations under such Real Property Leases to which it is a party.

(d)	To the knowledge of the Vendor, no event exists which, but for the passing of time or the giving of notice, or both, would constitute a material default by any party to any of the Real Property Leases relating to the Material Leased Real Property and no party to any Real Property Lease relating to the Material Leased Real Property is claiming any such default or taking any action purportedly based upon any such default.

(e)	To the knowledge of the Vendor, none of the Company or any of the Subsidiaries has waived, or omitted to take any action in respect of any material rights under any of the Real Property Leases relating to the Material Leased Real Property.

4.25 Real Property Generally

(a)	No Person other than the Company or a Subsidiary is using or has any right to use, as tenant, or is in possession or occupancy of, any part of the Material Real Property.

(b)	None of the Company or any of the Subsidiaries has entered into any agreement to sell, transfer, encumber, or otherwise dispose of or impair the right, title and interest of the Company or any of the Subsidiaries in and to the Material Real Property.

(c)	To the knowledge of the Vendor, the current uses of the Material Real Property are permitted in all material respects under current zoning and land use regulations and Laws.

(d)	To the knowledge of the Vendor, no part of the Material Real Property is subject to any building or use restriction that restricts or would restrict or prevent the use and operation of the Material Real Property as it has been used or operated in the ordinary course in the past by the Company or any of the Subsidiaries in conducting the Business.

(e)	The Vendor has no knowledge of any expropriation or condemnation or similar proceeding pending or threatened against the Material Real Property or any part of the Material Real Property.

4.26 Environmental Matters

(a)	Schedule 4.26 sets forth a complete list of all Environmental Audits known to the Vendor and in the possession of the Company, all of which have been delivered or made available to the Purchaser.

(b)	Except as set forth in Schedule 4.26 or the Environmental Audits:

(i)	(A) all operations of the Company and the Subsidiaries conducted on the Real Property and the Real Property itself while occupied by the Company or any of the Subsidiaries, and to the knowledge of the Vendor, while occupied by the Company’s or any of the Subsidiaries’ predecessors in title, have been and are now, in material compliance with all Environmental Laws and (B) any Release by the Company or any of the Subsidiaries of any Hazardous Substance into the Environment was in material compliance with all Environmental Laws;

(ii)	all Environmental Approvals have been obtained, are valid and in full force and effect in accordance with their respective terms, have been and are being complied with in all material respects, and there have been and are no proceedings commenced or, to the knowledge of the Vendor, threatened to revoke or materially amend any Environmental Approval;

(iii)	none of the Company or any of the Subsidiaries or any of their respective operations (A) has been or is now the subject of any material Remedial Order; (B) has been the subject of any investigation under Environmental Laws; or (C) is, to the knowledge of the Vendor, subject to any pending or threatened investigation under Environmental Laws;

(iv)	to the knowledge of the Vendor, no part of the Owned Real Property or any other of the assets of the Company or any of the Subsidiaries has been used by any Person as a landfill or for the disposal of waste except in material compliance with Environmental Laws;

(v)	no equipment, waste or other material containing polychlorinated biphenyls (PCBs) are used, stored or, to the knowledge of the Vendor, otherwise present in or on the Real Property or any other assets of the Company or any of the Subsidiaries except in material compliance with Environmental Laws;

(vi)	there is to the knowledge of the Vendor no Hazardous Substances in, on or under the Real Property or any other assets of the Company or any of the Subsidiaries at levels which contravene Environmental Laws or (A) exceed decommissioning or remediation guidelines published by applicable Governmental Authorities and (B) which would require action to be taken to maintain compliance with Environmental Laws and the Vendor has no knowledge of any Hazardous Substance originating from any neighbouring or adjoining properties which has migrated onto or is migrating towards any of the Real Property or any other assets of the Company or any of the Subsidiaries; and

(vii)	relying solely on the Environmental Audits and without making any further or other investigation, to the knowledge of the Vendor, other than as disclosed in the Environmental Audits, there are no aboveground or underground storage tanks on the Real Property other than those which are in material compliance with Environmental Laws, and any storage tanks or any storage tanks formerly on the Real Property have been removed and any affected soil, surface water or ground water has been remediated in compliance with all Laws.

4.27 Employment Matters

(a)	Except for the Employment Contracts listed in Schedule 4.28, there are no Employment Contracts with Employees who are not represented by a Union which are not terminable on the giving of reasonable notice in accordance with applicable Laws, nor are there any management agreements, retention bonuses or Employment Contracts with Employees who are not represented by a Union providing for cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement.

(b)	Except for the Benefit Plans as set out in Schedule 4.30, the Company and the Subsidiaries are not a party to, or bound by any written employment policies or plans.

(c)	To the knowledge of the Vendor, except as disclosed in Schedule 4.27 part (c), the Company and the Subsidiaries have been and are being operated in material compliance with all Laws relating to employees, including employment standards, workers’ compensation, apprenticeship, pay equity and labour relations. The Company and the Subsidiaries have complied with and posted plans as required under applicable pay equity legislation.

(d)	To the knowledge of the Vendor, except as set forth in Schedule 4.27 part (d) the Company and the Subsidiaries have been and are operating in material compliance with all Occupational Health and Safety Laws, including the Workplace Hazardous Materials Information System (WHMIS).

4.28 Key Employees

Attached as Schedule 4.28 are the Employment Contracts between the Company and each of Douglas W. Dodds, Gerald A. Hooper and Paul E. Lang. Except as disclosed in Schedule 4.28, no other Employment Contract of the Company contains any change of control provision entitling any Employee to terminate his or her employment with the Company or to make any payment resulting from a change of control of the Company.

4.29 Collective Agreements

(a)	Schedule 4.29 part (a) sets forth a complete list of the Collective Agreements. Current and complete copies of all Collective Agreements have been provided to the Purchaser. None of the Company or the Subsidiaries have any agreements or understandings, written or oral, with any Union with respect to any increase or continuance of wages or material benefits of any kind except as specifically set forth in the Collective Agreements.

(b)	To the knowledge of the Vendor, none of the Company or the Subsidiaries are in material violation of any Collective Agreement.

(c)	There is no current strike, lock-out or other labour dispute which involves Employees, nor to the knowledge of the Vendor, is there any threatened strike, lock-out or other labour dispute which involves Employees affecting the Company or the Subsidiaries.

(d)	None of the Company or the Subsidiaries have any serious labour problems that would reasonably be expected to have a Material Adverse Effect.

4.30 Pension and Benefit Plans

(a)	Schedule 4.30 sets forth a complete list of the Benefit Plans.

(b)	Current and complete copies of all written Benefit Plans or, where oral, written summaries of the material terms thereof, have been provided or made available to the Purchaser together with current and complete copies, as applicable, of all current funding agreements, summary descriptions, actuarial reports, statements of investment policies and procedures, and financial statements relating to the Benefit Plans.

(c)	Except as disclosed in Schedule 4.30, each Benefit Plan is, and has been, established, registered (where required), qualified, administered and invested in material compliance with the terms thereof (including the terms of any documents related to such Benefit Plans), all Laws and any applicable Collective Agreements.

(d)	The Company and the Subsidiaries have complied in all material respects with all of their obligations in respect of the Benefit Plans. Neither the Company nor any of the Subsidiaries have knowledge of any default or violation by any other Person in relation to obligations under any Benefit Plan.

(e)	Since April 27, 2003, there have been no improvements, increases or changes to or promised improvements, increases or changes to the benefits provided under any Benefit Plan except in the ordinary course of business and consistent with past practice and there are no promises or commitments by the Company or any of the Subsidiaries to create any new or additional Benefit Plans. None of the Benefit Plans provide for benefit increases, payments or the acceleration of funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated herein.

(f)	All employer or employee payments, contributions and premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with the terms thereof, any applicable Collective Agreement and all Laws. To the knowledge of the Vendor, no Taxes, penalties or fees are owing or exigible under any Benefit Plan.

(g)	No event has occurred respecting any registered Pension Plan which would result in the revocation of the registration of such Pension Plan (where applicable) or entitle any Person (without the consent of the Company or its Subsidiaries, as applicable) to wind-up or terminate any Pension Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Pension Plan.

(h)	Except as specifically disclosed on Schedule 4.30 or as set forth in the materials provided by the Vendor to the Purchaser and identified on Schedule 4.30, there are no unfunded liabilities (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies) in respect of any Pension Plan.

(i)	No withdrawals, distributions, transfers or other payments (including payments of fees and expenses) have been made from the assets of any Benefit Plan by or to any Person in breach of the valid terms of the Benefit Plan, any Collective Agreement or applicable Laws and without the consent of any applicable Governmental Authority (where required).

(j)	No merger of Pension Plans has occurred in breach of the valid terms of the Pension Plan, any Collective Agreement or applicable Laws and without the consent of any applicable Governmental Authority (where required).

(k)	The Company and the Subsidiaries’ sole obligation to or in respect of any Union Plans is to make monetary contributions to the Union Plans in the amounts specified and in the manner set forth in the Collective Agreements.

(l)	All employee data necessary to administer each Benefit Plan is in the possession of the Company, the Subsidiaries or their agents and is, in all material respects, complete, correct and in a form which is sufficient for the proper administration of the Benefit Plan in accordance with the terms thereof and all Laws.

(m)	None of the Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Benefit Plan, or any insurance contract relating thereto.

(n)	There are no participants or other individuals entitled to participate in any Benefit Plan other than Employees or former employees of the Company and the Subsidiaries (or any spouse, dependent or beneficiary of any such Person), and there is no entity other than the Company and the Subsidiaries who sponsor or participate in any Benefit Plan.

(o)	All liabilities in respect of the Benefit Plans have been included in the Accounts Payable and Accrued Liabilities disclosed on or reflected in the Financial Statements, and the Accounts Payable and Accrued Liabilities in respect of Benefit Plans have been determined in accordance with generally accepted accounting principles, based on up-to-date and accurate data, as well as current and appropriate economic assumptions.

4.31 Insurance

The Vendor and/or the Company and the Subsidiaries maintain such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect, none of the Company and the Subsidiaries is an uninsured party and none of the Vendor, the Company or any of the Subsidiaries is in default, as to the payment of any premiums or otherwise, under the terms of any such policy. Schedule 4.31 contains a list of such policies of insurance.

4.32 Material Contracts

Schedule 4.32 sets forth a list of the Material Contracts that have not been listed on any other Schedule. All Material Contracts are all in full force and effect unamended and no default exists under any such Material Contract on the part of the Company or any of the Subsidiaries or, to the knowledge of the Vendor, on the part of any other party to such Material Contracts.

4.33 Copies of Agreements, etc.

Current and complete copies of all the Material Contracts have been delivered to the Purchaser and there are no current or pending negotiations with respect to the renewal, repudiation or amendment of any Material Contracts, except as disclosed in Schedule 4.32.

4.34 Litigation

There is no Litigation, in progress or, to the knowledge of the Vendor, pending or threatened, against or relating to the Company or any of its Subsidiaries or to the Vendor in relation to the Company or any of its Subsidiaries, before any court, arbitrator or Governmental Authority, which, if determined adversely to the Company or any of the Subsidiaries, would:

(a)	reasonably be expected to have a Material Adverse Effect;

(b)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement; or

(c)	prevent the Vendor, the Company or any of the Subsidiaries from fulfilling all of its obligations set out in this Agreement or arising from this Agreement,

and the Vendor has no knowledge of any existing ground on which any such Litigation might be commenced with any reasonable likelihood of success. Except as disclosed in Schedule 4.34, there is no judgment, decree, injunction, rule or order of any court, arbitrator or Governmental Authority outstanding against the Company or any of the Subsidiaries which has or would have any of the effects set forth in paragraphs (a), (b) or (c) of this Section 4.34.

4.35 Tax Matters Relating to the Acquired Companies, the Company and the Subsidiaries

Except as specifically disclosed in Schedule 4.35:

(a)

Each of the Acquired Companies, the Company and each of the Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority and has duly, completely and correctly reported in all material respects all income and all other amounts and information required to be reported thereon.

(b)	The Company and each of the Subsidiaries has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Authority or has made full provision for such Taxes on the Closing Date Balance Sheet. Each of the Acquired Companies does not have any liability for Taxes accrued or payable in respect of any period ending on or prior to the Closing Date. In the case of the Company and each of the Subsidiaries, provision has been made on the Closing Date Balance Sheet for amounts at least equal to the amount of all Taxes owing by any one of them that are not yet due and payable and that relate to periods ending on or prior to the Closing Date.

(c)	There are no material proceedings, investigations, audits or Claims now pending or threatened against any of the Acquired Companies, the Company or any of the Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

(d)	For all transactions between any of the Acquired Companies, the Company or any of the Subsidiaries and any non-resident Person with whom an Acquired Company, the Company or any of the Subsidiaries was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, each of the Acquired Companies, the Company and each of the Subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Income Tax Act (Canada).

(e)	The Purchaser has been provided with copies of all Tax Returns and all communications to or from any Governmental Authority relating to the Taxes of any of the Acquired Companies, the Company and the material Subsidiaries, to the extent relating to periods or events in respect of which any Governmental Authority may by Law assess or otherwise impose any such Tax on any of the Acquired Companies, the Company or any of the Subsidiaries.

(f)	None of the Company, either of the Acquired Companies, nor or any of the Subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which the Company, either of the Acquired Companies, or any of the Subsidiaries is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Company, either of the Acquired Companies or any of the Subsidiaries is or may be liable; (iii) the Company, either of the Acquired Companies or any of the Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authority may assess or collect Taxes for which the Company, either of the Acquired Companies or any of the Subsidiaries is or may be liable.

(g)	All income and capital tax liabilities of each of the Company, the Acquired Companies and the Subsidiaries have been assessed by the relevant Governmental Authorities and notices of assessment have been issued to each such entity by the relevant Governmental Authorities for all taxation years or periods ending prior to and including the taxation year or period ended April 28, 2002.

(h)	Each of the Company, the Acquired Companies and the Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Law to be remitted by it.

(i)	Each of the Company, the Acquired Companies and the Subsidiaries has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it.

4.36 Books and Records

The Books and Records fairly and correctly in all material respects set out and disclose the information relating to the Company and the Subsidiaries required to properly manage the Business.

4.37 Third Party Consents

Schedule 4.37 sets out a complete list of all material third party consents (other than as disclosed in Schedule 4.32 as Material Contracts or in Schedule 4.9) required to be obtained by the Company or any of the Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered pursuant to this Agreement.

4.38 No Broker

The Vendor has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without intervention on its behalf of any other party or Person in such manner as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment against the Purchaser, any of the Acquired Companies, the Company or any of the Subsidiaries.

4.39 Full Disclosure

The Vendor has made available to the Purchaser, all information requested by the Purchaser, other than any information regarding which the Vendor has notified the Purchaser that it will not be making available to the Purchaser. To the knowledge of the Vendor, all information which has been provided to the Purchaser is true and correct in all material respects.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

REGARDING THE ACQUIRED COMPANIES

Subject to Section 11.17, the Vendor represents and warrants to the Purchaser, the matters set out below:

5.1 Incorporation and Corporate Power

Each of the Acquired Companies is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has all necessary corporate power, authority and capacity to own its assets.

5.2 Registration

Each of the Acquired Companies is duly qualified as a corporation to carry on business and is in good standing, in each jurisdiction in which the location of the property owned by each Acquired Company makes such qualification necessary.

5.3 Capitalization

The authorized and issued share capital of each of the Acquired Companies is as set forth in Schedule 5.3. All of the shares in each of the Acquired Companies have been duly and validly issued and are outstanding as fully paid and non-assessable shares. Other than the Exchangeable Shares, no options, warrants or other rights to purchase shares or other securities of either of the Acquired Companies, and no securities or obligations convertible into or exchangeable for shares or other securities of either of the Acquired Companies, have been authorized or agreed to be issued or are outstanding.

5.4 Right to Sell

The Vendor is a corporation validly existing under the laws of the Commonwealth of Virginia. The Vendor is, and will be at Closing, the sole registered and beneficial owner of the Purchased Shares free and clear of all Encumbrances. Except as set forth in Schedule 5.4, the Vendor has the exclusive right to dispose of the Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, order, judgment, decree, licence, permit or Laws, to which the Vendor is a party or subject or by which the Vendor is bound or affected. The Purchased Shares are not subject to the terms of any shareholders’ agreement or other agreement relating to the voting of the Purchased Shares other than the Voting Trust Agreement.

5.5 Title to Shares of the Company

The Acquired Companies are the registered and beneficial owners of all of the shares of the Company, free and clear of all Encumbrances. At Closing, the Acquired Companies will be the registered and beneficial owners of all of the shares of the Company, free and clear of all Encumbrances.

5.6 Assets of the Acquired Companies

Except as set forth in Schedule 5.6, neither of the Acquired Companies has any assets other than the shares of the Company, has been engaged in any business or operations of any kind and its only activity has been the holding of its shares of the Company, and the undertaking of ancillary activities relating to its maintaining its corporate existence and capitalization. Neither of the Acquired Companies owns, or has any interest in any shares or has an ownership interest in any other Person other than its respective shareholdings in the Company.

5.7 No Liabilities

Except as set forth in Schedule 5.7 relating to the Exchangeable Shares, neither of the Acquired Companies has, and neither will have immediately after the Closing Time, any indebtedness or any outstanding liabilities or obligations of any nature, kind or amount whatsoever, whether accrued, absolute, contingent or otherwise, including any liabilities as a result of actual or potential litigation, and neither of the Acquired Companies is a party to or bound by any agreement, contract, agreement of guarantee, support, indemnification, assumption or endorsement of, or any other commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person. Neither of the Acquired Companies has had or has any employees, other than directors and officers to whom it has no obligations or liabilities whatsoever.

5.8 Dividends or Other Distributions

No dividends or other distributions of any kind have been declared, paid or set aside by either of the Acquired Companies for payment to the Vendor which have not been fully paid before the Closing Time.

5.9 Absence of Conflicting Agreements

Except as set forth in Schedule 5.9 and the requirement for Competition Act Approval and HSR Approval, neither of the Acquired Companies is a party to, bound or affected by or subject to any:

(a)	contract, indenture, mortgage, lease, agreement, obligation or instrument;

(b)	charter or by-law; or

(c)	Laws or Governmental Authorizations;

that would be violated, contravened or breached by, or under which any default would occur, or under which a right of acceleration or termination or obligation to make payment or repayment would arise, or an Encumbrance would be created, in each case whether with or without notice or the passage of time, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

5.10 Regulatory Approvals

Except as set forth in Schedule 5.10, no approval, order, consent of or filing with any Governmental Authority is required, other than Competition Act Approval and HSR Approval, on the part of any of the Acquired Companies, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Vendor’s obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

5.11 Litigation

There is no Litigation, in progress or, to the knowledge of the Vendor, pending or threatened, against or relating to any of the Acquired Companies or to the Vendor in relation to any of the Acquired Companies, before any court, arbitrator or Governmental Authority, and the Vendor has no knowledge of any existing ground on which any such Litigation might be commenced with any reasonable likelihood of success. Except as disclosed in Schedule 5.11, there is no judgment, decree, injunction, rule or order of any court, arbitrator or Governmental Authority against either of the Acquired Companies.

5.12 Non-Arm’s Length Transactions

Other than as disclosed in Schedule 4.14, no director or officer, former director or officer, shareholder or Employee of, or any other Person, including the Vendor and its Affiliates, not dealing at arm’s length with either of the Acquired Companies, is engaged in any transaction or arrangement with or is a party to a contract or any other agreement with, or has any indebtedness, liability or obligation owing by or to, either of the Acquired Companies except for the Intercompany Loans which are listed and described in Schedule 4.14.

5.13 Books and Records

The Books and Records fairly and correctly in all material respects set out and disclose the information relating to the Acquired Companies.

5.14 No Undisclosed Facts

Except as set forth in Schedule 5.14, there are no facts which may adversely affect either of the Acquired Companies or the Purchased Shares or the ability of the Purchaser to wind-up the Acquired Companies under the voluntary dissolution procedures of the Business Corporations Act (Ontario) or to amalgamate the Acquired Companies following the Closing Time.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Vendor the matters set out below:

6.1 Incorporation

The Purchaser is a corporation duly incorporated and validly existing under the laws of Canada.

6.2 Due Authorization and Enforceability of Obligations

The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

6.3 Absence of Conflicting Agreements

Except as set forth in Schedule 6.3 and the requirement for Competition Act Approval and HSR Approval, the Purchaser is not a party to, bound or affected by or subject to any:

(a)	contract, indenture, mortgage, lease, agreement, obligation or instrument;

(b)	charter or by-law; or

(c)	Laws or Governmental Authorizations;

that would be violated, contravened or breached by, or under which any default would occur, or under which a right of acceleration or termination or obligation to make payment or repayment would arise, or an Encumbrance would be created, in each case whether with or without notice or the passage of time, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

6.4 Investment Canada

The Purchaser is “Canadian” within the meaning of the Investment Canada Act (Canada).

6.5 Litigation

There is no Litigation in progress or, to the knowledge of the Purchaser, pending or threatened, against or relating to the Purchaser, before any court, arbitrator or Governmental Authority, which, if determined adversely to the Purchaser, would:

(a)	prevent the Purchaser from paying the Purchase Price to the Vendor;

(b)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement; or

(c)	prevent the Purchaser from fulfilling all of its obligations set out in this Agreement or arising from this Agreement,

and the Purchaser has no knowledge of any existing ground on which any such Litigation might be commenced with any reasonable likelihood of success. There is not presently outstanding against the Purchaser any judgement, decree, injunction, rule or order of any court, arbitrator or Governmental Authority which has or would have any of the effects set forth in paragraphs (a),(b) or (c) of this Section 6.5.

6.6 No Broker

The Purchaser has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without the intervention on its behalf of any other party or Person in such manner as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment against the Vendor, any of the Acquired Companies, the Company or any of the Subsidiaries.

6.7 No Knowledge of Breach

As at the date of this Agreement, the Purchaser has no knowledge of any breach by the Vendor of any representation and warranty made in or pursuant to this Agreement and the Purchaser shall be deemed to have waived in full, and the Vendor shall not be liable to the Purchaser for, any such breach of which the Purchaser has knowledge on the date of this Agreement.

ARTICLE 7

NON-WAIVER; SURVIVAL

7.1 Non-Waiver

Subject to Sections 6.7 and 11.17(c)(ii), no investigations made by or on behalf of the Purchaser at any time, shall have the effect of waiving, diminishing the scope or otherwise affecting any representation and warranty made by the Vendor in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

7.2 Nature and Survival

(a)	Subject to Section 7.2(b), all representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Purchased Shares and the payment of the consideration for the Purchased Shares.

(b)

Representations and warranties concerning environmental matters set out in Section 4.26 shall survive until February 28, 2006. Representations and warranties concerning tax matters set out in Section 4.35, arising in or in respect of a particular period of an Acquired Company, the Company or a Subsidiary ending on, before or including the Closing Date, shall survive for a period of ninety days after the relevant authorities shall no longer be entitled to assess liability for tax against the particular Acquired Company, the Company or the particular Subsidiary, as the case may be, for that particular period (such period to include any period extended by waiver with a Governmental Authority given prior to Closing, or, if the period is extended by waiver given after Closing, such extension is consented to in writing by the Vendor). Subject to Section 7.2(c), all representations and warranties set out in Article 5 shall survive for a period of six years. All other representations and warranties shall only survive until February 28, 2005. If no claim shall have been made under this Agreement against a Party for any incorrectness in or breach of any representation and warranty made in this Agreement prior to the expiry of these survival periods, such Party shall have no further liability under this Agreement with respect to such representation and warranty.

(c)	Notwithstanding the limitations set out in Section 7.2(b), any Claim which is based on:

(i)	title to the Purchased Shares or the shares of the Company or any of its Subsidiaries;

(ii)	the capitalization of the Acquired Companies, the Company or any of the Subsidiaries; or

(iii)	intentional misrepresentation or fraud,

may be brought at any time.

ARTICLE 8

PURCHASER’S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Shares under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part).

8.1 Truth and Accuracy of Representations and Warranties of Vendor at the Closing Time

All of the representations and warranties of the Vendor made in or pursuant to this Agreement shall be true and correct as at the Closing Time and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Purchaser shall have received (i) a certificate from the President and Chief Executive Officer or Chief Financial Officer of the Vendor and (ii) a certificate from the President and Chief Executive Officer or Chief Financial Officer of the Company confirming the truth and correctness of such representations and warranties, in each case, in their capacity as officers of the Vendor or the Company, as applicable, and without personal liability; provided that this Section 8.1 is subject to the provisions of Section 13.2.

8.2 Performance of Obligations

The Vendor shall have performed or complied with, in all material respects, all its obligations, covenants and agreements under this Agreement. If the Purchaser proposes to terminate this Agreement pursuant to Section 8.13 in reliance on the condition in this Section 8.2, the Vendor may require the Purchaser not to terminate and instead to proceed with a claim for damages for the failure to fulfil such condition. Such claim by the Purchaser shall not be subject to any minimum amount and the Purchaser shall be obliged to complete the purchase of the Purchased Shares notwithstanding the failure by the Vendor to fulfil the condition in this Section unless the Purchaser reasonably believes that the breach of this condition would entitle the Purchaser to damages in an amount which exceeds U.S.$20 million.

8.3 Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Vendor of its obligations under this Agreement, shall be satisfactory to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance reasonably satisfactory to the Purchaser.

8.4 Opinion of Counsel for Vendor

The Purchaser shall have received an opinion dated the Closing Date from counsel for the Vendor substantially in the form of Schedule 8.4.

8.5 Consents, Authorizations and Registrations

All material consents, approvals, orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority other than clearance certificates required pursuant to any applicable retail sales tax legislation), required to be obtained by the Vendor, the Acquired Companies, the Company or the Subsidiaries in connection with the completion of any of the transactions contemplated by this Agreement (other than with respect to the Pension Plans or Benefit Plans), the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement, including any consents required under Material Contracts shall have been obtained at or before the Closing Time on terms acceptable to the Purchaser, acting reasonably. Receipt of Competition Act Approval and HSR Approval shall be governed by the provisions of Article 10. If the Purchaser proposes to terminate this Agreement pursuant to Section 8.13 in reliance on the condition in this Section 8.5, the Vendor may require the Purchaser not to terminate and instead to proceed with a claim for damages for the failure to fulfil such condition. Such claim by the Purchaser shall not be subject to any minimum amount and the Purchaser shall be obliged to complete the purchase of the Purchased Shares notwithstanding the failure by the Vendor to fulfil the condition in this Section unless the Purchaser reasonably believes that the breach of this condition would entitle the Purchaser to damages in an amount which exceeds U.S.$20 million.

8.6 No Proceedings

There shall be no injunction or restraining order issued delaying, restricting or preventing, and no judicial or administrative proceeding, or investigation against any Party by any Governmental

Authority, for the purpose of enjoining or delaying, restricting or preventing the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws.

8.7 Non-Competition Agreement

The Vendor shall have executed and delivered a non-competition and non-solicitation agreement, substantially in the form attached as Schedule 8.7.

8.8 Intercompany Matters

(a)	The Purchaser shall have received evidence satisfactory to it that all agreements between the Vendor and (i) the Company and its Subsidiaries; and (ii) the Acquired Companies, shall have been terminated prior to Closing, other than those described in Schedule 4.14.

(b)	The Vendor and its Affiliates (other than the Acquired Companies, the Company and its Subsidiaries) shall have released all Claims other than Intercompany Loans against the Acquired Companies, the Company and its Subsidiaries prior to Closing.

8.9 Employee Releases

The Vendor shall have released any Employees continuing to be Employees after the Closing from non-competition agreements or non-solicitation covenants with the Vendor.

8.10 Clearance Certificates

The Purchaser shall have received from the Vendor a valid and current Workplace Safety and Insurance Board Purchase Certificate or similar workers’ compensation purchase certificate in other jurisdictions for the Company and each of the Subsidiaries for each jurisdiction in which they operate.

8.11 No Material Adverse Change

There shall have been no Material Adverse Change since the date of this Agreement.

8.12 Directors and Officers of Acquired Companies, Company and Subsidiaries

The Board of Directors of each of the Acquired Companies, the Company and each of the Subsidiaries at the Closing Time shall consist of individuals nominated by the Purchaser and there shall have been delivered to the Purchaser on or before the Closing Time (i) the resignations of all individuals who are currently directors or officers of the Acquired Companies, the Company or its Subsidiaries (except to the extent that (A) the Vendor shall have been notified to the contrary by the Purchaser and (B) in the case of a Subsidiary which is not a wholly-owned Subsidiary at the Closing Time, any such individual is not a nominee of the Company) and (ii) duly executed comprehensive mutual releases substantially in the form attached as Schedule 8.12 from Joseph W. Luter, III, C. Larry Pope and Michael H. Cole (collectively, the “Named Individuals”), releasing all Claims against the Acquired Companies, the Company and the Subsidiaries, except for any Claims for current unpaid remuneration or Claims in respect of which the Named Individuals are indemnified as officers and/or directors of the Acquired Companies, the Company or any of the Subsidiaries.

8.13 Non-Fulfilment of Any Condition

Subject to the provisos in Sections 8.1, 8.2 and 8.5 and the provisions of Section 8.14, if any of the foregoing conditions in this Article has not been fulfilled by Closing, the Purchaser may terminate this Agreement by notice in writing to the Vendor, in which event the Purchaser is released from all obligations under this Agreement, and unless the Purchaser can show that the condition relied upon could reasonably have been performed by the Vendor, the Vendor is also released from all obligations under this Agreement. However, the Purchaser may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement, other than for any such breach of representation and warranty of which the Purchaser had knowledge prior to the date of delivery of the Notice of Acceptance of the Final Schedules.

8.14 Multiple Breach

Notwithstanding the provisos in Sections 8.1, 8.2 and 8.5, if the Purchaser reasonably believes that there has been more than one breach of any of Sections 8.1, 8.2 or 8.5, and that such breaches would entitle the Purchaser to damages in the aggregate in an amount exceeding U.S.$20 million without deduction for damages up to the Threshold, if applicable, in Section 12.1(c), then the Purchaser may terminate this Agreement in accordance with the provisions of Section 8.13.

ARTICLE 9

VENDOR’S CONDITIONS PRECEDENT

The obligations of the Vendor to complete the sale of the Purchased Shares under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by it in whole or in part).

9.1 Truth and Accuracy of Representations and Warranties of the Purchaser at Closing Time

All of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct as at the Closing Time and with the same effect as if made at and as of the Closing Time and the Vendor shall have received a certificate from the President and Chief Executive Officer or Chief Financial Officer of the Purchaser confirming the truth and correctness of such representations and warranties, except for the representation and warranty made in Sections 6.7 and 11.17(c)(ii), in their capacity as officers of the Purchaser and without personal liability.

9.2 Performance of Obligations

The Purchaser shall have performed or complied with, in all material respects, all its obligations, covenants and agreements under this Agreement.

9.3 Consents, Authorizations and Registrations

All material consents, approvals, orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority other than clearance certificates required pursuant to any applicable retail sales tax legislation), required to be obtained by the Purchaser in connection with the completion of any of the transactions contemplated by this Agreement, the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement shall have been obtained at or before the Closing Time on terms acceptable to the Vendor, acting reasonably. Receipt of Competition Act Approval and HSR Approval shall be governed by the provisions of Article 10.

9.4 Opinion of Counsel for Purchaser

The Vendor shall have received an opinion dated the Closing Date, from counsel for the Purchaser substantially in the form attached as Schedule 9.4.

9.5 No Proceedings

There shall be no injunction or restraining order issued delaying, restricting or preventing, and no judicial or administrative proceeding, or investigation against any Party by any Governmental Authority, for the purpose of enjoining or delaying, restricting or preventing the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws.

9.6 Non-Fulfilment of Any Condition

If any of the foregoing conditions in this Article has not been fulfilled by Closing, the Vendor may terminate this Agreement by notice in writing to the Purchaser, in which event the Vendor is released from all obligations under this Agreement, and unless the Vendor can show that the condition relied upon could reasonably have been performed by the Purchaser, the Purchaser is also released from all obligations under this Agreement. However, the Vendor may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition in whole or in part or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 10

JOINT CLOSING CONDITION

10.1 Competition Act Approval and HSR Approval

The obligation of both the Purchaser and the Vendor to complete the sale of the Purchased Shares under this Agreement shall be subject to the receipt of the Competition Act Approval and HSR Approval. This condition precedent is acknowledged to be inserted for the benefit of both Parties and may not be waived in whole or in part by either of the Parties. If this condition is not fulfilled by the Closing Date, the Closing Date shall be automatically postponed in order that the Parties can take the necessary steps to obtain Competition Act Approval and HSR Approval, to the day which is seven Business Days after Competition Act Approval and HSR Approval have been obtained, provided that the Closing Date shall be no later than March 31, 2004. During such extension period the Vendor and the Purchaser shall use their best efforts to obtain Competition Act Approval and HSR Approval. If this condition is not satisfied by the day which is seven Business Days before March 31, 2004, either of the Parties may terminate this Agreement by notice in writing to the other, in which event both Parties shall be released from all of their obligations under this Agreement (except that the Deposit plus all accrued interest net of any withholding tax shall become the property of and be retained by the Vendor pursuant to Section 3.2(b)).

ARTICLE 11

OTHER COVENANTS OF THE PARTIES

11.1 Conduct of Business Prior to Closing

During the period from the date of this Agreement to the Closing Time, the Vendor shall cause the Company and each of the Subsidiaries to do the following:

(a)	Conduct Business in the Ordinary Course - except as otherwise contemplated or permitted by this Agreement, conduct the Business only in the ordinary course, consistent with past practice and regular customer service and business policies and not, without the prior written consent of the Purchaser, enter into any transaction which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or agreements of the Vendor contained in this Agreement (for greater certainty, no new capital expenditures other than for regular maintenance or those approved prior to the execution of this Agreement shall be required to be made during such period);

(b)	Maintain Good Relations - use all reasonable efforts to maintain good relations with the Employees, its customers, suppliers, neighbours and Governmental Authorities;

(c)	Continue Insurance - continue in force all policies of insurance maintained by or for the benefit of the Company or any of the Subsidiaries and give all notices and present claims under all insurance policies in a timely fashion;

(d)	Perform Obligations - comply in all material respects with all Laws affecting the operation of the Company or any of the Subsidiaries;

(e)	Prevent Certain Changes - not, without the prior written consent of the Purchaser, take any of the actions, do any of the things or perform any of the acts referred to in Section 4.13;

(f)	Approvals - co-operate with the Purchaser and use their best efforts to obtain all necessary consents, approvals and authorizations under any applicable Law, including any required clearance certificates and Competition Act Approval and HSR Approval;

(g)	Consultation with Purchaser - consult with the Purchaser about and, except in the case of acts or decisions required to comply with existing contractual obligations, obtain the prior written approval of the Purchaser to any of the following acts and decisions in respect of the Company or any of the Subsidiaries:

(i)	any purchase, sale, mortgage, lease or licence of any Material Real Property or any Material Intellectual Property;

(ii)	an increase in the remuneration of any Employee not in the ordinary course of business;

(iii)	the authorization or execution of any Contract that would be a Material Contract;

(iv)	ceasing to carry on any part of the Business;

(v)	entering into any partnership, co-ownership or joint venture, other mutual co-operation agreement or distribution agreement;

(vi)	selling any material fixed asset; and

(vii)	making any take-over bid or tender offer, entering into any amalgamation, plan of arrangement, reorganization, business combination or sale of all or substantially all of its assets, sale of securities or recapitalization, liquidation, dissolution, winding up or other similar transaction.

11.2 Access for Investigation

Between the date of this Agreement and the Closing Date, the Vendor shall provide the Purchaser and its representatives with continued access to the documents and information provided to the Purchaser and/or its representatives prior to the execution of this Agreement. Between the date of this Agreement and the Closing Date, without interference to the ordinary conduct of business, the Vendor shall provide free and unrestricted access to the Purchaser and/or its representatives during normal business hours to (i) the Real Property, (ii) all other locations where Books and Records or other material relevant to the Business are stored; (iii) all the Books and Records and (iv) the properties and assets used by the Company or any of the Subsidiaries, provided that the Vendor shall not be required to provide any competitively sensitive information which the Vendor believes, acting reasonably, would materially prejudice the Company or any of its Subsidiaries if the Closing does not occur.

11.3 Confidentiality

(a)	Prior to the Closing Time, the Purchaser shall keep confidential all information disclosed to it by the Vendor or its agents relating to the Business and to the Company and the Subsidiaries, except information which:

(i)	is or becomes generally available to the public;

(ii)	the Purchaser received from an independent third party, who had obtained the information lawfully and was under no obligation of secrecy;

(iii)	the Purchaser can show was in its possession before receipt of such information from the Vendor; or

(iv)	the Purchaser or its agents has a duty to disclose under any Laws.

If this Agreement is terminated without completion of the transactions contemplated herein, the Purchaser shall promptly return all documents, work papers and other written material (including all copies) obtained from the Vendor in connection with this Agreement, and not previously made public and shall continue to maintain the confidence of all such information.

(b)	After the Closing, the Vendor shall keep confidential all information relating to the Business and the Company and its Subsidiaries, except information which:

(i)	is or becomes generally available to the public,

(ii)	the Vendor received after Closing from an independent third party, who had obtained the information lawfully and was under no obligation of secrecy; or

(iii)	the Vendor or its agents has a duty to disclose under any Laws.

(c)	At all times, each of the Vendor and the Purchaser shall keep confidential all information disclosed to it, or to a third party in connection with this transaction, by or on behalf of the other Party relating to the other Party, except information which:

(i)	is or becomes generally available to the public;

(ii)	it received from an independent third party, who had obtained the information lawfully and was under no obligation of secrecy;

(iii)	it can show was in its possession before receipt of such information from the other Party; or

(iv)	the Purchaser or the Vendor or their respective agents has a duty to disclose under any Laws.

11.4 Competition Act and HSR Act Filings, etc.

(a)	The Vendor and the Purchaser shall each cooperate and use their best efforts to prepare and file, to the extent required, with the Canadian Competition Bureau, all requisite notices and filings and amendments thereto, together with related information, data and exhibits, necessary to satisfy the requirements of the Competition Act (Canada), with respect to the transactions contemplated hereby.

(b)	The Vendor and the Purchaser shall each cooperate and use their best efforts to prepare and file, to the extent required, with any Governmental Authority, all requisite notices and filings and amendments thereto, together with related information, data and exhibits, necessary to satisfy the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, with respect to the transactions contemplated hereby.

(c)	The Vendor and the Purchaser will keep each other apprised of the status of any inquiries made of such party by any other Governmental Authority with respect to this Agreement or the transactions contemplated hereby.

11.5 Exchangeable Shares of Smithfield Canada

The Purchaser agrees to participate, at no net cost to the Purchaser, in a transaction initiated by the Vendor to acquire or cause any of its subsidiaries to acquire all of the issued and outstanding Exchangeable Shares, not owned by the Vendor or its subsidiaries at the date of this Agreement provided such transaction is on terms which the Purchaser reasonably considers to be fair and equitable to the holders of such Exchangeable Shares.

11.6 Distribution Agreement

The Vendor agrees to use its best efforts to ensure, and to use its best efforts to cause the Company and the Subsidiaries to ensure, that any distribution agreement between the Company and/or any of the Subsidiaries and Luiginos, Inc. will continue in full force and effect and will not be amended or terminated on or prior to the Closing Date.

11.7 Mitchell’s Acquisition

The Vendor agrees to cause the Company or a Subsidiary, as applicable, to complete the acquisition of the Mitchell’s Shares which were the subject of a put to the Company or a Subsidiary, as applicable, prior to the date of this Agreement.

11.8 Release of Security

Notwithstanding any representations and warranties in this Agreement which would otherwise restrict the granting of any guarantees by the Acquired Companies, the Company or any of its Subsidiaries, the Vendor shall be permitted to cause one or more of the Acquired Companies and/or the Company and/or any of its Subsidiaries to provide a guarantee in favour of Goldman Sachs provided that any such guarantee (i) terminates in accordance with its terms immediately prior to the Closing and (ii) requires Goldman Sachs to provide at Closing a full and complete release to the Acquired Companies, the Company and any of its Subsidiaries in respect of such guarantee. If a guarantee is given to Goldman Sachs, the Vendor covenants that it shall cause such guarantee to be fully discharged and released at or prior to Closing.

11.9 Actions to Satisfy Closing Conditions

Each of the Parties agrees to take all such actions as are within its power to control, and to use its best efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in Article 8, Article 9, Article 10 or Article 11 which are for the benefit of any other Party.

11.10 Preservation of and Access to Records

The Purchaser shall take all reasonable steps to preserve and keep the records of the Acquired Companies, the Company and each of the Subsidiaries, including the Books and Records, for a period of six years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority, and shall make such records available to the Vendor as may be reasonably required by it. The Vendor acknowledges that the Purchaser shall not be liable to the Vendor in the event of any accidental destruction of such records, caused otherwise than by the gross negligence of the Purchaser.

11.11 Stub Period Returns

The Purchaser shall cause each of the Acquired Companies, the Company and the Subsidiaries, acting jointly with the Vendor to duly and timely make or prepare all Tax Returns required to be made or prepared by them and to duly and timely file all Tax Returns required to be filed by them for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date. The Purchaser may cause the Acquired Companies, the Company and the Subsidiaries to make the election referred to in subsection 256(9) of the Income Tax Act (Canada), and comparable provisions of applicable provincial or territorial legislation, and to file such election(s) for the Acquired Companies’, the Company’s and the Subsidiaries’ taxation year(s) ending immediately before the Closing Time. The Purchaser shall also cause each of the Acquired Companies, the Company and the Subsidiaries, acting jointly with the Vendor, to duly and timely make or prepare all Tax Returns required to be made or prepared by them and to duly and timely file all Tax Returns required to be filed by them for periods beginning before and ending after the Closing Date. The Vendor and the Purchaser shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of the Acquired Companies, the Company or any of the Subsidiaries for a period ending on, prior to or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable law with respect to Taxes.

11.12 Purchaser’s Option if Damage, etc.

(a)	Pending Closing, the Vendor shall maintain or cause the Company and the Subsidiaries to maintain all its existing insurance policies.

(b)	If the assets of the Company and the Subsidiaries, or a portion of them are damaged or destroyed or appropriated, expropriated or seized by any person, on or prior to the Closing Date, the Vendor shall give the Purchaser notice thereof forthwith after such action comes to its attention and the Purchaser shall have the option:

(i)	to reduce the Purchase Price by an amount equal to the cost of repair or, if appropriated, expropriated, seized, destroyed or damaged beyond repair, by an amount equal to the replacement cost of such assets and to complete the purchase, in which event, the Vendor shall be entitled to all proceeds of insurance and all proceeds and claims relating to the applicable event;

(ii)	to reduce the Purchase Price by an amount equal to the deductible amounts of the relevant insurance policies and to complete the purchase, in which event, all proceeds of insurance paid to the Vendor and all right and claims of the Vendor to any such amounts not paid by the Closing Date shall be assigned to the Purchaser; or

(iii)	to terminate this Agreement by notice in writing to the Vendor but only if such damage, destruction, appropriation, expropriation or seizure exceeds U.S.$20 million.

11.13 Consent to Jurisdiction

(a)	Each of the Parties irrevocably attorns and submits to the jurisdiction of any Ontario court sitting in Toronto in any action or proceeding arising out of or related to this Agreement and irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. The Vendor irrevocably appoints McCarthy Tétrault LLP (the “Process Agent”), with an office as of the date of this Agreement at Toronto, Ontario, for the attention of “Chief Executive Officer” as its agent to receive on behalf of it and its property service of copies of the statement of claim and any other process which may be served in any such action or proceeding. Such service may be made by delivering a copy of such process to the Vendor in care of the Process Agent at the Process Agent’s above address, and the Vendor irrevocably authorizes and directs the Process Agent to accept such service on its behalf. A final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)	Nothing in this Section shall affect the right of the Purchaser to serve legal process in any other manner permitted by law or affect the right of Purchaser to bring any action or proceeding against the Vendor or its property in the courts of any other jurisdiction.

11.14 Cooperation Relating to Pre-Closing Tax Matters

(a)	Subject to Section 11.14(b) and provided that: (i) in the good faith opinion of the assisting Party, there are no negative consequences to such Party or any of its Affiliates; and (ii) there is no resulting change to the Closing Date, the Parties will use their respective best efforts to cooperate and assist each other in minimizing any negative tax implications and achieving tax efficiencies to the Parties relating to the transactions contemplated by this Agreement, which cooperation will include assistance or access for the preparation of earnings and profit reports, studies and similar tax reports and calculations.

(b)	A Party shall not be obligated to consider or implement any proposal made pursuant to Section 11.14(a) which the other Party has not requested on or before the date that is ten Business Days prior to the Closing Date.

11.15 Cooperation Relating to Post-Closing Tax Matters

The Purchaser, the Acquired Companies, the Company, the Subsidiaries and the Vendor shall reasonably provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, audit or other examination or by any Governmental Authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. The Purchaser, the Acquired Companies, the Company, the Subsidiaries and the Vendor will retain for the full period set out in Section 7.2(b) (plus any additional period that any party may reasonably request of the others because a Tax matter has been raised by a Governmental Authority within such period) and provide the others with any records, material or information which may be relevant to such preparation, audit, examination, proceeding or determination. For greater certainty Section 11.15 shall not require the Purchaser, the Acquired Companies, the Company, the Subsidiaries or the Vendor to provide information, material or records which the Purchaser, the Acquired Companies, the Subsidiaries or the Vendor, as the case may be, considers confidential or privileged.

11.16 Notice of Untrue Representation and Warranty

Each Party shall promptly notify the other Party if the notifying Party has knowledge which causes it to believe that:

(a)	any representation and warranty made by the notifying Party contained in this Agreement is untrue or will become untrue at or prior to Closing; or

(b)	any representation and warranty made by the other Party is untrue or will become untrue at or prior to Closing.

Any such notice shall set out particulars of the representation and warranty which the notifying Party believes is or will become untrue prior to Closing, including the amount of the damages believed to be associated with such breach. No such notice will relieve either Party of any right or remedy provided for in this Agreement.

11.17 Vendor’s Schedules

(a)	The Vendor represents that prior to the date of this Agreement it has used its best efforts to complete, and to cause the Acquired Companies and the Chief Executive Officer and Chief Financial Officer of the Company to assist in completing, each of the schedules required to be provided by the Vendor pursuant to this Agreement (collectively, the “Vendor’s Schedules”), other than Schedule 4.35, upon the execution and delivery of this Agreement.

(b)	The Vendor will have up to ten Business Days following the execution and delivery of this Agreement to revise, amend and complete the Vendor’s Schedules. Upon completion, the Vendor will deliver the completed Vendor’s Schedules (the “Final Schedules”) to the Purchaser and shall notify the Purchaser that the Vendor’s Schedules are complete (the “Final Schedules Notification”). Such delivery shall constitute confirmation by the Vendor to the Purchaser that the representations and warranties in Articles 4 and 5, as modified by the Final Schedules, are true and correct as at such date. The Purchaser shall then have a period of five Business Days to review the Final Schedules, which period shall commence on the Business Day immediately following receipt by the Purchaser of the Final Schedules Notification.

(c)	On the fifth Business Day following the Final Schedules Notification, the Purchaser shall have the option:

(i)	if the Vendor’s Schedules have been amended by the Vendor or if the Vendor’s Schedules refer to any document not made available to the Purchaser on its request, to terminate this Agreement by notice in writing to the Vendor and have the Deposit returned to it by the Vendor as provided in Section 3.2(c); or

(ii)	to deliver by notice in writing to the Vendor (A) its acceptance of the Final Schedules as being the Vendor’s representations and warranties contained in this Agreement and (B) a certificate from the President and Chief Executive Officer or Chief Financial Officer of the Purchaser confirming that the Purchaser has no knowledge of any breach by the Vendor of any representation and warranty made in or pursuant to this Agreement (the “Notice of Acceptance of the Final Schedules”). Upon the delivery of the Notice of Acceptance of the Final Schedules, the Purchaser shall be deemed to have waived in full, and the Vendor shall not be liable to the Purchaser for, any breach of any of the Vendor’s representations and warranties of which the Purchaser has knowledge on the Date of delivery of the Notice of Acceptance of the Final Schedules.

ARTICLE 12

INDEMNIFICATION

12.1 Mutual Indemnifications for Breaches of Covenants and Warranty, etc.

The Vendor covenants and agrees with the Purchaser, and the Purchaser covenants and agrees with the Vendor (the Party so covenanting and agreeing to indemnify the other Party being referred to in this Section as the “Indemnifying Party” and the Party so to be indemnified being called the “Indemnified Party”) to indemnify and save harmless the Indemnified Party, effective as and from the Closing Time, from and against all Claims which: may be made or brought against the Indemnified Party, that are made by a third party against any Acquired Company, the Company or any of the Subsidiaries or which the Indemnified Party may suffer or incur, directly or indirectly, as a result of or in connection with any non-fulfilment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation and warranty of the Indemnifying Party contained in this Agreement or in any certificate or other document furnished by the Indemnifying Party pursuant to this Agreement. The foregoing obligation of indemnification in respect of such Claims shall be subject to:

(a)	the limitation contained in Section 7.2 respecting the survival of the representations and warranties of the Parties;

(b)	the requirement that the Indemnifying Party shall, in respect of any Claim made by any third person, be afforded an opportunity at its sole expense to resist, defend and compromise such Claim in accordance with Section 12.2;

(c)	the limitation that, for Claims made under this Section 12.1 in respect of a breach of a representation and warranty in this Agreement, the Indemnifying Party shall not be required to pay any such amount until the aggregate of such Claims exceeds an amount that is equal to two percent (2%) of the Gross Purchase Price (the “Threshold”) and upon the aggregate of such Claims exceeding the Threshold the Indemnifying Party shall only be required to pay amounts owing in excess of such Threshold, provided that there shall be no such Threshold in respect of Claims made relating to: (i) Sections 4.6, 4.14 or 4.35; or (ii) Article 5; or any Claim based on intentional misrepresentation or fraud;

(d)	the limitation that, the Indemnifying Party’s maximum liability for Claims made under this Section 12.1 shall be the amount that is equal to twenty percent (20%) of the Gross Purchase Price provided that there shall be no such maximum liability in respect of Claims made relating to: (i) Sections 4.6 or 4.14; (ii) Section 4.35 to the extent related to the Acquired Companies; or (iii) Article 5; or any Claim based on intentional misrepresentation or fraud;

(e)	the limitation that the Indemnifying Party’s liability for Claims made under this Section 12.1 shall be reduced to the extent that insurance proceeds (of which notice must be given to the Indemnified Party) actually recovered by the Indemnified Party, any Acquired Company, the Company or any of the Subsidiaries (net of associated premium increases) mitigate such Claims; and

(f)	the limitation that the Indemnifying Party’s liability for Claims made under this Section 12.1 shall be adjusted to take account of (i) any Tax cost incurred by the Indemnified Party, any Acquired Company, the Company, any of the Subsidiaries or any of their respective Affiliates arising from the receipt of payments in respect of such Claims under this Agreement (taking into account any Taxes which would be payable on the amount of such payments) and (ii) any Tax benefit realized by the Indemnified Party, any Acquired Company, the Company, any of the Subsidiaries or any of their respective Affiliates by reason of the Claims for which payment is so made or the circumstances giving rise to such Claims, and, for this purpose, any Tax benefit shall be taken into account at such time as it is received as a refund or as a reduction of an otherwise required Tax payment by the Indemnified Party, any Acquired Company, the Company, any of the Subsidiaries or any of their respective Affiliates, as the case may be.

12.2 Indemnification Procedures for Third Party Claims

(a)	In the case of Claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (in this Section, the “Indemnified Party”) shall give prompt notice, and in any event within 20 days, to the other Party (in this Section, the “Indemnifying Party”) of any such Claims made upon it. If the Indemnifying Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such failure prejudiced the defence of the Claim or increased the amount of liability or cost of defence, and provided that no claim for indemnity in respect of the breach of any representation and warranty contained in this Agreement may be made unless notice of such Claim has been given prior to the expiry of the survival period applicable to such representation and warranty pursuant to Section 7.2.

(b)	The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 12.2(a), to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section 12.2 in respect of that Claim.

(c)

Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 12.2(b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense and in respect of a Claim relating to Taxes, the Indemnified Party, at its own expense, shall have the right by notice to the Indemnifying Party, to elect to assume jointly with the Indemnifying Party the defence, compromise or settlement of such a Claim relating to Taxes and both the Indemnifying Party and the Indemnified Party shall act reasonably in connection with the conduct and management of such defence.

(d)	The final determination of any Claim pursuant to this Section 12.2, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be of such Claim against the Indemnifying Party.

(e)	If the Indemnifying Party does not assume control of a Claim as permitted in Section 12.2(b), the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party.

12.3 Indemnification Relating to Exchangeable Shares

Notwithstanding anything contained in this Article 12, the Vendor covenants and agrees with the Purchaser to indemnify and save harmless the Purchaser, effective as and from the Closing Time, from and against all Claims which may be made or brought by a third party, including any holder or legal and beneficial owner of an Exchangeable Share, against any of the Purchaser, the Acquired Companies, the Company or any of its Subsidiaries or which the Purchaser may suffer or incur, directly or indirectly as a result of, in connection with or relating in any way to the Exchangeable Shares or any right exercised or exercisable therewith, including as a result of compliance by the Purchaser with the provisions of Section 11.5.

12.4 Indemnity Payments

Each Party shall take all reasonable steps to mitigate the amount of any Claim indemnified pursuant to Article 12, including where applicable, making the election under subsection 12(2.2) of the Income Tax Act (Canada) and the equivalent provisions of applicable provincial income tax legislation). In the case of a Claim for Taxes, such Taxes shall be paid by the Vendor directly to the applicable Governmental Authority on behalf of the relevant company that has the liability for the Taxes giving rise to the Claim.

12.5 Tax Covenants

The Vendor and the Purchaser agree as follows:

(a)	The Purchaser covenants that it will not, and will not cause or permit the Acquired Companies, the Company or any of the Subsidiaries to, take any action on or after the Closing, make any election or deemed election or make or change any Tax election, amend any Tax Return or take any position on any Tax Return that results in any decreased liability for Taxes of the Acquired Companies, the Company or any of the Subsidiaries in respect of any period ending on or before or which includes the Closing except where any such action, election, change, amendment or position, in the discretion of the Purchaser, acting reasonably and after consultation with the Vendor, is required by any Law. The Purchaser agrees that if the Purchaser, the Acquired Companies, the Company or any of the Subsidiaries take any action on or after the Closing, make any election or deemed election or make or change any Tax election, amend any Tax Return or take any position on any Tax Return that results in any increased liability for Taxes of the Acquired Companies, the Company or any of the Subsidiaries in respect of any period ending on or before or which includes the Closing, the Vendor shall have no liability for any Taxes resulting from any such action, election, change, amendment or position and agrees to indemnify and hold harmless the Vendor against any such Taxes, unless such action, election, change, amendment or position, in the discretion of the Purchaser, acting reasonably and after consultation with the Vendor is required by any Law.

(b)	The Vendor shall be entitled to the benefit of any refund of Taxes (plus any interest received with respect thereto) from any applicable Governmental Authority paid with respect to the Acquired Companies, the Company or any of the Subsidiaries, provided such refund of Taxes is with respect to a Tax Return for a period ending on or before or which includes the Closing (in the case of a period that includes the Closing to the extent it reasonably relates to the portion of such period prior to Closing) except to the extent the effect of the assessment or reassessment or other event giving rise to such refund is to increase the liability of the Acquired Companies, the Company or any of the Subsidiaries for Taxes for a taxation year or period ending subsequent to the Closing. The Purchaser shall pay such amounts to the Vendor forthwith after they have been determined, which determination shall be made forthwith by the Vendor and the Purchaser, each acting reasonably.

ARTICLE 13

ADDITIONAL RIGHTS OF TERMINATION AND RIGHTS TO CURE

13.1 Additional Termination by Vendor

(a)	In addition to any other rights of the Vendor provided for in this Agreement, the Vendor may terminate this Agreement at or prior to the Closing Time, by notice to the Purchaser, if the Vendor reasonably believes that it will be in breach of one or more of its representations and warranties at Closing, other than as a result of an intentional breach by the Vendor or by any of the Acquired Companies, the Company or any of the Subsidiaries, which breach or breaches would entitle the Purchaser to damages in an amount exceeding U.S.$35 million, without deduction for damages up to the Threshold in Section 12.1(c). Any such notice shall set out particulars of the breach or breaches including the amount of the damages believed to be associated with each such breach. If this Agreement is so terminated by the Vendor, the Vendor and the Purchaser shall be released from all obligations under this Agreement.

(b)	Notwithstanding Section 13.1(a), the Vendor may not terminate this Agreement if the Purchaser notifies the Vendor within ten Business Days of the date of receipt by the Purchaser of the notice provided in Section 13.1(a) that the Purchaser waives any Claim to damages in excess of U.S.$35 million, without deduction for damages up to the Threshold in Section 12.1(c), in respect of the breach or breaches described in such notice.

13.2 Additional Termination by Purchaser

(a)	In addition to any other rights of the Purchaser provided for in this Agreement, the Purchaser may terminate this Agreement at or prior to the Closing Time, by notice to the Vendor, if the Purchaser reasonably believes that the Vendor will be in breach of one or more of its representations and warranties at Closing which breach or breaches (i) would entitle the Purchaser to damages in an amount exceeding U.S.$20 million, without deduction for damages up to the Threshold in Section 12.1(c), and (ii) cannot be cured within ten Business Days of the first Business Day on which both Parties have become aware of such breach or breaches. Any such notice shall set out particulars of the breach or breaches including the amount of the damages believed to be associated with each such breach. If this Agreement is so terminated by the Purchaser, the Vendor and the Purchaser shall be released from all obligations under this Agreement.

(b)	In the event that the breach or breaches specified in the notice provided pursuant to Section 13.2(a) may be cured by the Vendor, the Vendor will have a period of ten Business Days from the date of receipt by the Vendor of such notice, to do so. Subject to Section 13.2(c), in the event that such breach or breaches are not cured within such ten Business Day period, this Agreement may be terminated by the Purchaser and the Vendor and the Purchaser shall be released from all obligations under this Agreement.

(c)

If, at the end of the applicable cure period, the Purchaser reasonably believes that the Vendor will be in breach of one or more of its representations and warranties at Closing which breach or breaches would entitle the Purchaser to damages in an amount not exceeding U.S.$20 million, without deduction for damages up to the Threshold in Section 12.1(c), the Purchaser may not terminate this Agreement but may seek indemnity from the Vendor in accordance with Article 12 for Claims arising from the breach or breaches of any representation and warranty, which was confirmed by the Vendor to be true and correct on the date of delivery of the Final Schedules Notification and which representation and warranty is untrue on the Closing Date.

ARTICLE 14

GENERAL

14.1 Public Notices

All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by the Vendor and the Purchaser and no Party shall act unilaterally in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld, except:

(a)	in the case of the Vendor for communications made in confidence to employees of the Vendor, the Acquired Companies, the Company or any Subsidiary affected by such transactions; or

(b)	where required to do so by law or by the applicable regulations or policies of any provincial or Canadian, United States or state or other regulatory agency of competent jurisdiction or any stock exchange on which the securities of a Party are listed or traded, in circumstances where prior consultation with the other Party is not practicable.

14.2 Expenses

Each of the Parties shall pay their respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Purchased Shares and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred including all fees and expenses related to obtaining Competition Act Approval. For greater certainty, the Parties acknowledge that the filing fee for the Competition Act Approval has been shared equally by the Parties. The Parties shall share, equally, all fees and expenses related to obtaining HSR Approval incurred by the Parties, the Acquired Companies, the Company or any of its Subsidiaries.

14.3 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	in the case of a Notice to the Vendor at:

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

Attention:	Richard J.M. Poulson
Facsimile	(757) 365-3025
E-mail:	dickpoulson@smithfieldfoods.com

with a copy to McCarthy Tétrault LLP

Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario M5K 1E6

Attention:	René R. Sorell
Facsimile:	(416) 868-0673
E-mail:	rsorell@mccarthy.ca

(b)	in the case of a Notice to the Purchaser at:

Maple Leaf Foods Inc.
30 St. Clair Avenue West
Suite 1500
Toronto, Ontario M4V 3A2

Attention:	Tom Muir

Facsimile:	(416) 926-2052
Email:	muirtp@mapleleaf.ca

with a copy to Osler, Hoskin & Harcourt LLP

Suite 6600
1 First Canadian Place
Toronto, Ontario M5X 1B8

Attention:	Donald Ross
Facsimile:	(416) 862-6666
E-mail:	dross@osler.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

14.4 Assignment

Neither this Agreement nor any benefits or burdens under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties, which consent may be unreasonably withheld, provided that the Purchaser may assign its rights and obligations under this Agreement to an Affiliate of the Purchaser without the consent of the Vendor if the Purchaser irrevocably and unconditionally guarantees the performance of such obligations pursuant to an instrument reasonably satisfactory to the Vendor. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of the merger or amalgamation of any Party) and permitted assigns.

14.5 Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

14.6 Counterparts

This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

14.7 Facsimile Transmission

The Parties agree that the delivery of this Agreement and notice of acceptance thereof may be made by facsimile addressed to the Parties or their solicitors and shall be binding on all Parties as if it was their original signatures.

IN WITNESS OF WHICH the Parties have executed this Agreement.

MAPLE LEAF FOODS, INC.

By:	/s/ Tom Muir
Name: Tom Muir

Title: Chief Financial Officer

By:	/s/ Rocco Cappuccitti
Name: Rocco Cappuccitti

Title: Senior Vice-President, Transactions and Administration, and Corporate Secretary

SMITHFIELD FOODS, INC.

By:	/s/ Richard J. M. Poulson
Name: Richard J. M. Poulson

Title: Executive Vice President, General Counsel and Senior Advisor to the Chairman

By:	/s/ Michael H. Cole
Name: Michael H. Cole

Title: Vice President, Secretary and Deputy General Counsel

LIST OF SCHEDULES

Schedule	Description

Schedule 3.10	Allocation of Purchase Price

Schedule 4.4	Subsidiaries, Joint Venture Interests, Partnership Interests, etc.

Schedule 4.6	Capitalization

Schedule 4.7	Permitted Encumbrances

Schedule 4.9	Conflicts

Schedule 4.10	Regulatory Approvals

Schedule 4.11	Financial Statements and Interim Financial Statements

Schedule 4.12	Undisclosed Liabilities

Schedule 4.13	Changes and Unusual Transactions

Schedule 4.14	Non Arm’s Length Transactions

Schedule 4.21	Restrictive Covenants

Schedule 4.22	Technology

Schedule 4.23	Owned Real Property

Schedule 4.24	Leased Real Property

Schedule 4.26	Environmental Matters

Schedule 4.27	Employment Matters

Schedule 4.28	Key Employment Contracts

Schedule 4.29	Collective Agreements

Schedule 4.30	Pension and Benefit Plans

Schedule 4.31	Insurance

Schedule 4.32	Material Contracts

Schedule 4.34	Litigation

Schedule 4.35	Tax Matters

Schedule 4.37	Third Party Consents

Schedule 5.3	Capitalization of Acquired Companies

Schedule 5.4	Right to Sell

Schedule 5.6	Assets of Acquired Companies

Schedule 5.7	Exchangeable Shares

Schedule 5.9	Acquired Companies’ Conflicts

Schedule 5.10	Acquired Companies’ Regulatory Approvals

Schedule 5.11	Acquired Companies’ Litigation

Schedule 5.14	Factual Matters

Schedule 6.3	Purchaser Conflicts

Schedule 8.4	Opinion of Vendor’s Counsel

Schedule 8.7	Non-Competition Agreement

Schedule 8.12	Form of Mutual Release

Schedule 9.4	Opinion of Purchaser’s Counsel

SCHEDULE 4.7

PERMITTED ENCUMBRANCES

“Permitted Encumbrances” means:

General

1.	Applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements, servicing or industrial agreements, utility agreements, airport zoning regulations and other similar agreements with Governmental Authorities or private or public utilities and building restrictions provided the same have been complied with in all material respects to the Closing Date including the posting of any required security for performance of obligations thereunder.

2.	Any easements, servitudes, rights-of-way, licences, restrictions that run with the land and other minor encumbrances (including easements, rights-of-way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not materially adversely affect the use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date.

3.	Defects, discrepancies, encroachments or irregularities in title to the Real Property which (i) are of a minor nature and do not in the aggregate materially adversely affect the use or marketability of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date or (ii) which are insured over pursuant to title insurance policies.

4.	Inchoate liens for Taxes, assessments, governmental charges or levies accrued but not yet due and payable as at the Closing Date.

5.	Inchoate liens for public utilities accrued but not yet due and payable as at the Closing Date.

6.	Rights of equipment lessors under Equipment Contracts provided the terms of such Equipment Contracts have been fully performed to the Closing Date.

7.	Any privilege in favour of any lessor, licensor or permitter for rent to become due or for other obligations or acts, the performance of which is required under Contracts so long as the payment of or the performance of such other obligation or act is not delinquent and provided that such liens or privileges do not materially adversely effect the use or value of the assets affected thereby.

8.	The reservations, limitations, exceptions, provisos and conditions, if any, expressed in any original grants from the Crown including, without imitations, the reservation of any mines and minerals in the Crown or in any other person.

9.	Encroachments by any Real Property over neighbouring lands which are of a minor nature and do not in the aggregate materially adversely affect the use or marketability of the Real Property affected thereby and/or encroachments by any Real Property over neighbouring lands which are permitted under agreements with the owners of such other lands provided the same have been complied with in all material respects to the Closing Date.

10.	Any rights of expropriation, access or use conferred or reserved by or in any statute of Canada or Province.